Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

By and Among

EXTRA SPACE STORAGE INC.,

EXTRA SPACE STORAGE LP,

EDGEWATER REIT ACQUISITION (MD) LLC,

EDGEWATER PARTNERSHIP ACQUISITION (DE) LLC,

SMARTSTOP SELF STORAGE, INC.

and

SMARTSTOP SELF STORAGE OPERATING PARTNERSHIP, L.P.

Dated as of June 15, 2015

i

ii

Exhibits

Exhibit A – Form of Amended and Restated Property Management Agreement

Exhibit B – Form of Sub-Property Management Agreement

Exhibit C – Forms of Letter Agreement

Exhibit D – Form of REIT Opinion

Exhibit E – Form of Non-Solicitation Agreement

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of June 15, 2015 (this “Agreement”), is made by and among Extra Space Storage Inc., a Maryland corporation (“Parent”), Extra Space Storage LP, a Delaware limited partnership (the “Partnership”), Edgewater REIT Acquisition (MD) LLC, a Maryland limited liability company and a direct or indirect wholly-owned subsidiary of the Partnership (“Merger Sub I”), Edgewater Partnership Acquisition (DE) LLC, a Delaware limited liability company and a direct or indirect wholly-owned subsidiary of the Partnership (“Merger Sub II”), SmartStop Self Storage, Inc., a Maryland corporation (the “Company”), and SmartStop Self Storage Operating Partnership, L.P., a Delaware limited partnership (“Merger Partnership”).

W I T N E S S E T H:

WHEREAS, the parties wish to effect a business combination transaction in which the Company will be merged with and into Merger Sub I, with Merger Sub I being the surviving company (the “Company Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Maryland Limited Liability Company Act (the “MLLCA”);

WHEREAS, immediately after the Company Merger but before the Partnership Merger, Merger Sub I will transfer certain of its Merger Partnership Units to a Parent Subsidiary that is treated as a Taxable REIT Subsidiary;

WHEREAS, the parties also wish to effect a merger of Merger Sub II with and into Merger Partnership, with Merger Partnership being the surviving entity immediately following the consummation of the foregoing transactions (the “Partnership Merger” and, together with the Company Merger, the “Mergers”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Limited Liability Company Act (the “DLLCA”) and the Delaware Revised Uniform Limited Partnership Act, as amended (the “DRULPA”);

WHEREAS, concurrently herewith, the Company and certain Company Subsidiaries are entering into the Excluded Asset Purchase Agreements (as defined below) pursuant to which Strategic 1031, LLC, a Delaware limited liability company (“Strategic 1031”), will acquire certain of the Company’s non-core real property assets and non-traded REIT platform assets (collectively, the “Excluded Assets”) and the transactions contemplated thereby will close prior to the closing of the Mergers;

WHEREAS, the holders of Merger Partnership Units (as defined below) other than the Company (or, after the Company Merger, other than any Parent Subsidiary) (the “Minority Limited Partners”) may elect to receive in the Partnership Merger, on the terms and subject to the conditions specified herein, in exchange for Merger Partnership Units, Partnership Units (as defined below) in the Partnership (each such Minority Limited Partner, a “Roll-Over Limited Partner”) in an amount described in Section 3.2(a). In the Partnership Merger, any Merger Partnership Units held by Minority Limited Partners not making the foregoing election will be converted into the right to receive cash per Merger Partnership Unit (each such Minority Limited Partner, a “Cash-Out Limited Partner”) in an amount described in Section 3.2(a);

WHEREAS, the respective boards of directors of the Company and Parent have approved this Agreement, the Company Merger and the other transactions contemplated by this Agreement and declared that this Agreement, the Company Merger and the other transactions contemplated by this Agreement are advisable;

WHEREAS, Parent, as the sole indirect general partner of the Partnership, has determined that it is advisable and in the best interests of the Partnership and the limited partners of the Partnership for the Partnership to enter into this Agreement and to consummate, and to cause Merger Sub II to consummate, the Partnership Merger on the terms and conditions set forth herein;

WHEREAS, Parent, acting in its capacity as the sole indirect member of Merger Sub I, on behalf of Merger Sub I, has approved this Agreement, the Company Merger and the other transactions contemplated by this Agreement;

WHEREAS, Parent, acting in its capacity as the sole indirect member of Merger Sub II, on behalf of Merger Sub II, has approved this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement;

WHEREAS, the board of directors of the Company has directed that this Agreement, the Company Merger and the other transactions contemplated by this Agreement be submitted for consideration at a meeting of the Company’s stockholders and has resolved to recommend that the stockholders vote to approve the Company Merger and the other transactions contemplated by this Agreement;

WHEREAS, the Company, as the sole general partner of Merger Partnership, has determined that it is advisable and in the best interests of Merger Partnership and the limited partners of Merger Partnership for Merger Partnership to enter into this Agreement and to consummate the Partnership Merger on the terms and conditions set forth herein; and

WHEREAS, each of the Company, Merger Partnership, Parent, Merger Sub I, Merger Sub II and the Partnership desire to make certain representations, warranties, covenants and agreements in connection with the Mergers, and also to prescribe various conditions to the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.

(a) For purposes of this Agreement:

“Action” means any claim, action, suit, proceeding, arbitration, mediation or other investigation by or before any Governmental Authority.

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Business Day” means any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each employment, consulting, termination, severance, change in control, separation, retention stock option, restricted stock, long-term incentive plan unit or profits interest unit, outperformance, stock purchases, deferred compensation, bonus, incentive compensation, fringe benefits, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensation or employee benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA, in each case sponsored, maintained or contributed to, or required to be maintained or contributed to, by the Company or any ERISA Affiliate or with respect to which the Company or any ERISA Affiliate may have any obligation or liability (whether actual or contingent).

“Company Common Stock” means shares of Company common stock, par value $0.001 per share.

“Company Employee” means each employee of the Company and/or any Company Subsidiary.

“Company Material Adverse Effect” means any event, circumstance, change or effect (a) that is material and adverse to the business, assets, properties, liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of the Company, Merger Partnership, Parent, Merger Sub I, Merger Sub II or the Partnership to consummate the Mergers before the Outside Date; provided, however, that for purposes of clause (a) “Company Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent arising out of or resulting from (i) any failure of the Company to meet any projections or forecasts (it being understood and agreed that any event, circumstance, change or effect giving rise to such failure or decrease shall be taken into account in determining whether there has been a Company Material Adverse Effect), (ii) any events, circumstances, changes or effects that affect the self-storage REIT industry generally, (iii) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iv) any changes in the legal or regulatory conditions in the geographic regions in which the Company and the Company Subsidiaries operate or own or lease properties, (v) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (vi) the negotiation, execution or announcement of this Agreement, or the consummation or anticipation of the Mergers or other transactions contemplated hereby, (vii) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request or with the prior written consent of an executive officer of Parent, (viii) earthquakes, hurricanes or other natural disasters, (ix) any damage or destruction of Company Property that is substantially covered by insurance, or (x) changes in Law or GAAP, which in the case of each of clauses (ii), (iii), (v) and (x) do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated participants in the self-storage REIT industry in the United States, and in the case of clauses (iv) and (viii) do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other participants in the self-storage REIT industry in the geographic regions in which the Company and the Company Subsidiaries operate or own or lease properties.

“Company Restricted Share” means any share of Company Common Stock that is subject to restrictions on transfer and/or forfeiture granted pursuant to the Company Stock Plan or otherwise.

“Company Stock Plan” means the Company’s Employee and Director Long-Term Incentive Plan.

“Company Subsidiary” means (a) any corporation of which more than fifty percent (50%) of the outstanding voting securities is, directly or indirectly, owned by the Company, and (b) any partnership, limited liability company, joint venture or other entity of which more than fifty percent (50%) of the total equity interest is, directly or indirectly, owned by the Company or of which the Company or any Company Subsidiary is a general partner, manager, managing member or the equivalent, including, without limitation, Merger Partnership.

“Company Title Insurance Policy” means a policy of title insurance insuring the Company’s or the applicable Company Subsidiary’s (or the applicable predecessor’s) title to or leasehold interest in Company Properties, subject to the matters and printed exceptions set forth in such Company Title Insurance Policy.

“Confidentiality Agreement” means the letter agreement, dated February 25, 2015, as amended from time to time, by and between the Company and Parent.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“DRIP” means the Company’s Amended and Restated Distribution Reinvestment Plan.

“Environmental Law” means any Law which regulates or relates to the protection or clean-up of the environment, the use, treatment, storage, transportation, generation, manufacture, processing, distribution, handling, labeling or disposal of, or emission, discharge or other release or threatened release of, or exposure to, Hazardous Substances or otherwise dangerous substances, wastes, pollution or materials (whether, gas, liquid or solid), the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the health and safety of persons or property, including without limitation protection of the health and safety of employees. Environmental Laws shall include the Federal Insecticide, Fungicide, Rodenticide Act, Resource Conservation & Recovery Act, Clean Water Act, Safe Drinking Water Act, Atomic Energy Act, Occupational Safety and Health Act, Toxic Substances Control Act, Clean Air Act, Comprehensive Environmental Response, Compensation and Liability Act, Emergency Planning and Community Right-to-Know Act, Hazardous Materials Transportation Act and all analogous or related federal, state or local laws, each as amended.

“Environmental Permit” means any permit, approval, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business (whether or not incorporated) that, together with any other entity, trade or business (whether or not incorporated), is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Asset Closings” means the closings or series of closings contemplated by the Excluded Asset Purchase Agreements.

“Excluded Asset Companies” means the entities listed in Section 1.1(a)(i) of the Company Disclosure Letter.

“Excluded Asset Purchase Agreements” means, collectively, (a) the Asset Purchase Agreement by and among the Company, Merger Partnership and Strategic 1031, dated as of the date hereof, relating to the transfer of the membership interests in SSTI Canada Acquisitions, LLC, a Delaware limited liability company, (b) the Asset Purchase Agreement by and among the Company, Merger Partnership and Strategic 1031, dated as of the date hereof, relating to the transfer of the membership interests in SSTI 30 Terrace RD, LLC, a Delaware limited liability company, (c) the Asset Purchase Agreement by and among the Company, Merger Partnership and Strategic 1031, dated as of the date hereof, relating to the transfer of the membership interests in SSTI Ladera Land, LLC, a Delaware limited liability company, (d) the Asset Purchase Agreement by and among the Company, Merger Partnership, Self Storage REIT II, LLC, USA SS REIT II Operating Partnership, L.P. and Strategic 1031, dated as of the date hereof, relating to the transfer of the Company’s indirect 1.492% interest in Montgomery County, DST, a Delaware statutory trust, and (e) the Asset Purchase Agreement by and among the Company, Merger Partnership, Strategic Storage Property Management, LLC, SmartStop Self Storage TRS, Inc. and Strategic 1031, dated as of the date hereof, relating to the transfer of the membership interests in SmartStop Asset Management, LLC, a Delaware limited liability company, Strategic Capital Markets Group, LLC, a Delaware limited liability company, SSPM Canada, LLC, a Delaware limited liability company, and Enterprises SSTI Canada TRS Inc., a corporation formed under the laws of Quebec.

“Excluded Asset Sellers” means the entities listed in Section 1.1(a)(ii) of the Company Disclosure Letter.

“Excluded Asset Transactions” means the transactions contemplated by the Excluded Asset Purchase Agreements.

“Expenses” mean all fees, costs and expenses (including all fees, costs and expenses of counsel, accountants, investment bankers, experts, consultants and financial advisors to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing and filing of the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, the solicitation of stockholder approval, engaging the services of the Paying Agent, obtaining third party consents, any other filings with the SEC and all other matters related to the closing of the Mergers and the other transactions contemplated by this Agreement.

“GAAP” means the United States generally accepted accounting principles.

“Governmental Authority” means any United States (federal, state or local) or foreign government, arbitration panel, or any governmental, supra-governmental or quasi-governmental, regulatory, judicial or administrative authority, board, bureau, agency, commission or self-regulatory organization.

“Hazardous Substances” means any material, substance or waste that is listed, classified, regulated, characterized or otherwise defined as “hazardous,” “toxic,” “radioactive,” or “contaminant,” or words of similar intent or meaning under applicable Environmental Law, including petroleum and petroleum products, including crude oil and any fractions thereof, PCB, mold, methane, asbestos and radon.

“Indebtedness” means, with respect to any Person, (a) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (b) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (c) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (d) all obligations under capital leases, (e) all obligations in respect of bankers acceptances or letters of credit, (f) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, and (g) any guarantee (other than customary non-recourse carve-outs or “bad boy” guarantees) of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Indemnitee” means any individual who, at or prior to the Company Merger Effective Time, was an officer, director, partner or member of the Company or served on behalf of the Company as an officer, director, partner or member of any of the Company Subsidiaries.

“Intellectual Property” means all United States and foreign (a) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (b) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (c) copyrightable works and copyrights, (d) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models and methodologies, (e) all rights in the foregoing and in other similar intangible assets, and (f) all applications and registrations for the foregoing.

“Intervening Event” means a material event, development or change in circumstances with respect to the Company and the Company Subsidiaries (excluding Company Subsidiaries which are Excluded Asset Companies), taken as a whole, that occurred or arose after the date of this Agreement, which (a) was unknown to, nor reasonably foreseeable by, the Company Board as of or prior to the date of this Agreement and (b) becomes known to or by the Company Board prior to the receipt of the Company Stockholder Approval; provided, however, in no event shall the receipt of a Company Acquisition Proposal or a Superior Proposal constitute an Intervening Event.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service or any successor agency.

“knowledge” means the actual knowledge of the following officers of the Company and Parent, as applicable, after inquiry reasonable under the circumstances: (a) for the Company, each person identified as an executive officer of the Company in the Company’s Annual Report on Form 10-K/A filed with the SEC on April 29, 2015; and (b) for Parent, each person identified as an executive officer of Parent in Parent’s proxy statement filed with the SEC in connection with Parent’s 2015 annual meeting.

“Law” means any and all domestic (federal, state or local) or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.

“Lien” means with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, lien, pledge, charge, security interest, preferential arrangement, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Merger Partnership Agreement” means that certain Third Amended and Restated Agreement of Limited Partnership of SmartStop Self Storage Operating Partnership, L.P., as amended.

“Merger Partnership Unit” means any partnership interest in Merger Partnership.

“NYSE” means the New York Stock Exchange.

“Order” means a judgment, order or decree of a Governmental Authority.

“Parent Common Stock” means shares of Parent common stock, par value $0.01 per share.

“Parent Material Adverse Effect” means any event, circumstance, change or effect (a) that is material and adverse to the business, assets, properties, liabilities, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole, or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of the Company, Merger Partnership, Parent, Merger Sub I, Merger Sub II or the Partnership to consummate the Mergers before the Outside Date; provided, however, that for purposes of clause (a) “Parent Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent arising out of or resulting from (i) any failure of Parent to meet any projections or forecasts (it being understood and agreed that any event, circumstance, change or effect giving rise to such failure or decrease shall be taken into account in determining whether there has been a Parent Material Adverse Effect), (ii) any events, circumstances, changes or effects that affect the self-storage REIT industry generally, (iii) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iv) any changes in the legal or regulatory conditions in the geographic regions in which Parent and the Parent Subsidiaries operate or own or lease properties, (v) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (vi) the negotiation, execution or announcement of this Agreement, or the consummation or anticipation of the Mergers or other transactions contemplated hereby, (vii) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request or with the prior written consent of an executive officer of the Company, (viii) earthquakes, hurricanes or other natural disasters, (ix) any damage or destruction of real property or improvements owned or leased by Parent or a Parent Subsidiary that is substantially covered by insurance, or (xi) changes in Law or GAAP, which in the case of each of clauses (ii), (iii), (v) and (x) do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other similarly situated participants in the self-storage REIT industry in the United States, and in the case of clauses (iv) and (viii) do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other participants in the self-storage REIT industry in the geographic regions in which Parent and the Parent Subsidiaries operate or own or lease properties.

“Parent Subsidiary” means (a) any corporation of which more than fifty percent (50%) of the outstanding voting securities is, directly or indirectly, owned by Parent, and (b) any partnership, limited liability company or other entity (other than any joint venture) of which more than fifty percent (50%) of the total equity interest is, directly or indirectly, owned by Parent or of which Parent or any Parent Subsidiary is a general partner, manager, managing member or the equivalent, including, without limitation, the Partnership.

“Partnership Agreement” means that certain Fourth Amended and Restated Agreement of Limited Partnership of Extra Space Storage LP, as amended.

“Partnership Unit” means an “OP Unit” as defined in the Partnership Agreement.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or a government or a political subdivision, agency or instrumentality of a government.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, consultants, advisors (including, without limitation, counsel, accountants, investment bankers, experts, consultants and financial advisors), agents and other representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the Securities Act of 1933, as amended.

“Service Provider” means any director or individual independent contractor of the Company or any Company Subsidiary or ERISA Affiliate.

“Tax” or “Taxes” means any and all federal, state, local or foreign or other taxes of any kind, together with any interest, penalties and additions to tax, imposed by any Governmental Authority, including, without limitation, taxes on or with respect to income, franchise, gross receipts, property, sales, use, transfer, recording, stamp, capital stock, payroll, employment, unemployment, escheat and net worth, and taxes in the nature of excise, withholding, backup withholding, alternative or add-on minimum, estimated and value added taxes, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the tax liability of any other Person.

“Tax Return” means any return, report or similar statement, together with any attached schedule relating to Taxes, including information returns, refunds claims, amended returns and declarations of estimated Tax.

“Termination Payment” means the Termination Fee or the Expense Amount, as applicable and payable pursuant to Section 8.3.

“Third Party” means any Person or group of Persons other than Parent, Merger Sub I, Merger Sub II and their respective Affiliates.

(b) The following terms shall have the respective meanings set forth in the Section set forth below opposite such term:

Acceptable Confidentiality Agreement	Section 6.5(b)
Adverse Recommendation Change	Section 6.5(d)
Affiliate Transactions	Section 6.14
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.5(a)

Alternative Excluded Asset Purchase Agreement	Section 6.7(c)
Articles of Merger	Section 2.3(a)
Cash-Out Limited Partner	Recitals
Certificate	Section 3.3(b)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Acquisition Proposal	Section 6.5(i)(i)
Company Board	Section 3.6
Company Bylaws	Section 4.2
Company Charter	Section 4.2
Company Disclosure Letter	Article IV
Company Financial Advisor	Section 4.19(a)
Company Insurance Policies	Section 4.18
Company Leased Property	Section 4.16(a)
Company Lease	Section 4.16(a)
Company Material Contract	Section 4.12(a)
Company Merger	Recitals
Company Merger Effective Time	Section 2.3(a)
Company Owned Property	Section 4.16(a)
Company Permits	Section 4.6(a)
Company Permitted Liens	Section 4.16(b)
Company Preferred Stock	Section 4.3(a)
Company Property	Section 4.16(a)
Company Recommendation	Section 4.4(a)
Company SEC Filings	Section 4.7(a)
Company Stockholder Approval	Section 4.21
Company Stockholders Meeting	Section 6.3(c)
Company Subsidiary Partnership	Section 4.17(h)
Company Tax Protection Agreements	Section 4.17(h)
Company Third Party	Section 4.16(l)
D&O Insurance	Section 6.10(c)
Debt Financing	Section 6.16
DLLCA	Recitals
DRULPA	Recitals
DSOS	Section 2.3(b)
Election Date	Section 3.2(b)(i)
Exchange Fund	Section 3.3(a)
Excluded Assets	Recitals
Expense Amount	Section 8.3(a)(ii)
Form of Election	Section 3.2(b)(i)
Interim Period	Section 6.1(a)
Inquiry	Section 6.5(a)
Maximum Amount	Section 8.3(d)
Maximum Premium	Section 6.10(c)
Merger Consideration	Section 3.2(a)
Merger Partnership	Preamble
Merger Sub I	Preamble
Merger Sub II	Preamble
Mergers	Recitals
Minority Limited Partners	Recitals
MGCL	Recitals

MLLCA	Recitals
New Plans	Section 6.13(c)
Notice of Superior Proposal	Section 6.5(e)
Old Plans	Section 6.13(c)
Outside Date	Section 8.1(b)(i)
Parent	Preamble
Parent Disclosure Letter	Article V
Parent SEC Filing	Section 5.4(a)
Partnership	Preamble
Partnership Approval	Section 4.4(b)
Partnership Merger	Recitals
Partnership Merger Certificate	Section 2.3(b)
Partnership Merger Consideration	Section 3.2(a)
Partnership Merger Effective Time	Section 2.3(b)
Paying Agent	Section 3.3(a)
Payor	Section 3.7
PCB	Section 4.14(j)
Per Company Common Share Merger Consideration	Section 3.1(b)
Per Partnership Unit Merger Consideration	Section 3.2(a)
Proxy Statement	Section 4.5(b)
Qualified REIT Subsidiary	Section 4.1(d)
Qualifying Income	Section 8.3(d)
REIT	Section 4.17(b)
Required Consents	Section 6.6(a)
Roll-Over Limited Partner	Recitals
SDAT	Section 2.3(a)
Solvent	Section 4.25(d)
Strategic 1031	Recitals
Superior Proposal	Section 6.5(i)(ii)
Surviving Company	Section 2.1(a)
Surviving Partnership	Section 2.1(c)
Takeover Statutes	Section 4.20
Taxable REIT Subsidiary	Section 4.1(d)
Tenant Leases	Section 4.16(h)
Terminated Employee	Section 6.13(a)
Termination Fee	Section 8.3(a)(i)
Transfer Taxes	Section 8.7
Unit Election	Section 3.2(b)

ARTICLE II

THE MERGERS

Section 2.1 The Mergers.

(a) Subject to the terms and conditions of this Agreement, and in accordance with the MGCL and the MLLCA, at the Company Merger Effective Time, the Company and Merger Sub I shall consummate the Company Merger, pursuant to which (i) the Company shall be merged with and into Merger Sub I and the separate corporate existence of the Company shall thereupon cease and (ii) Merger Sub I shall be the surviving company in the Company Merger (the “Surviving Company”), such that following the Company Merger, the Surviving Company will be a direct or indirect wholly-owned subsidiary of the Partnership. The Company Merger shall have the effects provided in this Agreement and as specified in the MGCL and the MLLCA.

(b) Immediately after the Company Merger but before the Partnership Merger, Merger Sub I will transfer certain of its Merger Partnership Units to a Parent Subsidiary that is treated as a Taxable REIT Subsidiary.

(c) Subject to the terms and conditions of this Agreement, and in accordance with the DLLCA and the DRULPA, at the Partnership Merger Effective Time, Merger Partnership and Merger Sub II shall consummate the Partnership Merger, pursuant to which (i) Merger Sub II shall be merged with and into Merger Partnership and the separate existence of Merger Sub II shall thereupon cease and (ii) Merger Partnership shall be the surviving partnership in the Partnership Merger (the “Surviving Partnership”). The Partnership Merger shall have the effects provided in this Agreement and as specified in the DLLCA and the DRULPA.

Section 2.2 Closing. The closing of the Mergers (the “Closing”) shall occur as promptly as practicable (but in no event later than the third (3rd) Business Day after all of the conditions set forth in Article VII (other than those conditions that by their terms are required to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived by the party entitled to the benefit of the same), or at such other time and date as shall be agreed upon by the parties. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” The Closing shall take place at the offices of Latham & Watkins LLP, 12670 High Bluff Drive, San Diego, California 92130, or at such other place as agreed to by the parties.

Section 2.3 Effective Times.

(a) Prior to the Closing, Parent shall prepare and, on the Closing Date, the Company, Parent and Merger Sub I shall (i) cause articles of merger with respect to the Company Merger (the “Articles of Merger”) to be duly executed and filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) as provided under the MGCL and the MLLCA and (ii) make any other filings, recordings or publications required to be made by the Company or Merger Sub I under the MGCL and the MLLCA in connection with the Company Merger. The Company Merger shall become effective following the close of business on the Closing Date, with such date and time specified in the Articles of Merger, or on such other date and time, not more than thirty (30) days after acceptance for record of the Articles of Merger by the SDAT, as shall be agreed to by the Company and Parent and specified in the Articles of Merger, following acceptance for record by the SDAT (such date and time being hereinafter referred to as the “Company Merger Effective Time”).

(b) Prior to the Closing, Parent shall prepare and, on the Closing Date, immediately after the Company has filed the Articles of Merger, Merger Sub II shall (i) file with the Secretary of State of the State of Delaware (the “DSOS”) a certificate of merger (the “Partnership Merger Certificate”), executed in accordance with the applicable provisions of the DLLCA and the DRULPA, and (ii) make all other filings or recordings required under the DLLCA and the DRULPA to effect the Partnership Merger. The Partnership Merger shall become effective immediately after the Company Merger Effective Time and the transfer by Merger Sub I of certain of its Merger Partnership Units (acquired by Merger Sub I as a consequence of the Company Merger) to a Parent Subsidiary that is treated as a Taxable REIT Subsidiary upon the close of business on the Closing Date, with such date and time specified in the Partnership Merger Certificate, or on such other date and time as shall be agreed to by Merger Partnership and the Partnership and specified in the Partnership Merger Certificate (the “Partnership Merger Effective Time”).

Section 2.4 Organizational Documents. At the Company Merger Effective Time, the articles of organization and operating agreement of Merger Sub I, as in effect immediately prior to the Company Merger Effective Time, shall be the articles of organization and operating agreement of the Surviving Company, until thereafter amended in accordance with applicable Law and the applicable provisions of such articles of organization and operating agreement. At the Partnership Merger Effective Time, the Merger Partnership Agreement, as amended by Parent in its discretion, shall be the limited partnership agreement of the Surviving Partnership, until thereafter amended in accordance with applicable Law and the applicable provisions of such limited partnership agreement.

Section 2.5 Sole Member and Officers of the Surviving Company; General Partner of the Surviving Partnership.

(a) The sole member of Merger Sub I immediately prior to the Company Merger Effective Time shall be the sole member of the Surviving Company from and after the Company Merger Effective Time.

(b) The officers of Merger Sub I immediately prior to the Company Merger Effective Time shall be the initial officers of the Surviving Company from and after the Company Merger Effective Time.

(c) The Partnership shall be the direct or indirect general partner of Merger Partnership from and after the Company Merger Effective Time and the direct or indirect general partner of the Surviving Partnership from and after the Partnership Merger Effective Time.

Section 2.6 Tax Consequences. The parties intend that, for U.S. federal and applicable state income tax purposes, (a) the Company Merger shall be treated as a taxable sale by the Company of assets to the Partnership in exchange for the Merger Consideration to be provided to the stockholders of the Company and the assumption of all of the Company’s liabilities, followed by the distribution of such Merger Consideration to the stockholders of the Company in liquidation of the Company pursuant to Section 331 and Section 562 of the Code, and that this Agreement be, and is hereby adopted as, a “plan of liquidation” of the Company for U.S. federal income tax purposes, (b) the Partnership Merger shall be treated as (i) a contribution by the Minority Limited Partners to the Partnership of that portion of their Merger Partnership Units that are converted into Partnership Units, as provided for herein, under Section 721 of the Code and (ii) a taxable transfer by the Minority Limited Partners to the Partnership of that portion of their Merger Partnership Units that are converted into cash, as provided for herein, and (c) Merger Partnership or the Surviving Partnership, as applicable, shall continue to be treated as a partnership after the Mergers. The parties agree not to take any position on any Tax Return that is inconsistent with the foregoing for all U.S. federal, and, if applicable, state and local tax purposes.

Section 2.7 Transaction Structure. Notwithstanding anything in this Agreement to the contrary, the Company shall, if requested by Parent prior to the mailing of the Proxy Statement, agree to, and cooperate in the implementation of, any changes to the structure of the transactions contemplated by this Agreement, including (a) changing the direction of the Company Merger so that the Company is the Surviving Company, or (b) changing the direction of the Partnership Merger so that Merger Sub II is the Surviving Partnership, and otherwise cooperate with Parent with respect to any other reasonable changes (including to minimize Transfer Taxes) regarding the structure of the transactions contemplated hereby (including entering into appropriate amendments to this Agreement); provided, however, that such cooperation contemplated by this Section 2.7 shall not (w) have any adverse impact on the Company or Merger Partnership, (x) alter or change the amount or form of the consideration to be issued to holders of Company Common Stock or Merger Partnership Units, (y) adversely change the Tax consequences of the Company Merger or Partnership Merger to holders of Company Common Stock or Merger Partnership Units, as applicable, or (z) materially impede or delay consummation of the Mergers.

ARTICLE III

EFFECTS OF THE MERGER

Section 3.1 Effect on Company Shares. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of the Company, Parent, Merger Sub I, Merger Sub II or the holder of any securities of the Company, Parent, Merger Sub I or Merger Sub II:

(a) Cancellation of Company Securities. Each share of Company Common Stock issued and outstanding immediately prior to the Company Merger Effective Time that is held by the Company, any Company Subsidiary, Parent or any Parent Subsidiary shall automatically be cancelled and retired and shall cease to exist, and no payment shall be made with respect thereto.

(b) Company Merger Consideration; Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Company Merger Effective Time (other than shares to be cancelled in accordance with Section 3.1(a)) shall automatically be converted into the right to receive an amount in cash equal to $13.75, without interest, subject to adjustment as provided in Section 3.1(d) (the “Per Company Common Share Merger Consideration”). All shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate or book-entry share registered in the transfer books of the Company that immediately prior to the Company Merger Effective Time represented shares of Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive the Per Company Common Share Merger Consideration.

(c) Treatment of Merger Sub I Membership Interests. Each limited liability company interest of Merger Sub I issued and outstanding immediately prior to the Company Merger Effective Time shall remain a limited liability company interest of the Surviving Company.

(d) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Company Merger Effective Time, the Company should split, combine or otherwise reclassify the Company Common Stock, or make a distribution in Company Common Stock, or otherwise change the Company Common Stock into any other securities, then (without limiting any other rights of Parent or Merger Sub I hereunder), the Per Company Common Share Merger Consideration shall be ratably adjusted to reflect any such change.

Section 3.2 Effect on Partnership Units. At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of Merger Partnership, the Partnership or the holder of any securities thereof:

(a) Partnership Merger Consideration; Conversion of Merger Partnership Units. Each Merger Partnership Unit outstanding immediately prior to the Partnership Merger Effective Time (other than any Merger Partnership Units held by a Parent Subsidiary) shall automatically be converted into, and shall be cancelled in exchange for, the right to receive an amount in cash equal to the Per Company Common Share Merger Consideration, without interest (the “Per Partnership Unit Merger Consideration”); provided, that in lieu of receiving the Per Partnership Unit Merger Consideration, if, but only if, (x) the holder of such Merger Partnership Unit has effectively made and not revoked a valid election pursuant to Section 3.2(b) to receive Partnership Units in respect thereof, and (y) the issuance of such Partnership Units would be exempt from registration under the Securities Act and applicable state securities laws, then each of such holder’s Merger Partnership Units shall be converted into 0.2031 Partnership Units, including the right to receive, pursuant to Section 3.9, cash in lieu of any fractional interests in Partnership Units into which such Merger Partnership Units have been converted pursuant to this Section 3.2(a). The aggregate amount of cash payable as the Per Partnership Unit Merger Consideration and aggregate Partnership Units issued upon conversion of such Merger Partnership Units, including cash in lieu of fractional interests of such Merger Partnership Units, are hereinafter referred to as the “Partnership Merger Consideration” and, together with the aggregate Per Company Common Share Merger Consideration, the “Merger Consideration.”

(b) Election. Subject to Section 3.2(b)(iv) and in accordance with Section 3.2(a), each eligible holder of Merger Partnership Units shall be entitled, with respect to all, but not less than all, of such holder’s Merger Partnership Units, to make an unconditional election, on or prior to the Election Date, to receive in the Partnership Merger in lieu of the Per Partnership Unit Merger Consideration to which such holder would otherwise be entitled, Partnership Units (a “Unit Election”) as follows:

(i) The Partnership shall prepare and deliver to Merger Partnership, as promptly as reasonably practicable following the date the Proxy Statement is mailed to the stockholders of the Company and, in any event, not later than three (3) Business Days thereafter, and Merger Partnership shall mail to the holders of Merger Partnership Units, a form of election, which form shall be subject to the reasonable approval of the Company (the “Form of Election”). The Form of Election may be used by each holder of Merger Partnership Units to designate such holder’s election to convert all, but not less than all, of the Merger Partnership Units held by such holder into Partnership Units. Any such holder’s election to receive Partnership Units shall be deemed to have been properly made only if Parent shall have received at its principal executive office, not later than 5:00 p.m., Salt Lake City time, on the date that is three (3) Business Days before the scheduled date of the Company Stockholders Meeting (the “Election Date”), a Form of Election specifying that such holder elects to receive Partnership Units and otherwise properly completed and signed. The Form of Election shall state therein the date that constitutes the Election Date.

(ii) A Form of Election may be revoked by any holder of a Merger Partnership Unit only by written notice received by Parent prior to 5:00 p.m., Salt Lake City time, on the Election Date. In addition, all Forms of Election shall automatically be revoked if the Partnership Merger has been abandoned.

(iii) The determination of Parent shall be binding as to whether or not elections to receive Partnership Units have been properly made or revoked. If Parent reasonably determines that any election to receive Partnership Units was not properly made, the Merger Partnership Units with respect to which such election was not properly made shall be converted into Per Partnership Unit Merger Consideration in accordance with Section 3.2(a). Parent may make such rules as are consistent with this Section 3.2(b) for the implementation of elections provided for herein as shall be reasonably necessary or desirable to fully effect such elections.

(iv) Each holder of Merger Partnership Units, as a condition to making a Unit Election with respect to such holder’s Merger Partnership Units, shall (A) represent to Parent that such holder is an Accredited Investor (as such term is defined under Rule 501 promulgated under the Securities Act) and (B) agree to be bound by the terms of the limited partnership agreement of the Surviving Partnership as it will be in effect immediately following the Partnership Merger Effective Time.

(v) The Company agrees to reasonably cooperate with Parent in preparing any disclosure statement or other disclosure information to accompany the Form of Election, including information applicable to an offering of securities exempt from registration under the Securities Act pursuant to Rule 506 thereunder, each of which shall be subject to the reasonable approval of the Company.

(vi) Promptly after the Partnership Merger Effective Time, the Partnership shall deliver to each holder of Merger Partnership Units entitled to receive Partnership Units pursuant to the terms of Section 3.2(a) and this Section 3.2(b), a notice confirming such holder’s record ownership of the Partnership Units issuable pursuant hereto in respect of such Merger Partnership Units.

(vii) Each Person that receives Partnership Units pursuant to the terms of Section 3.2(a) and this Section 3.2(b) shall automatically be admitted as a limited partner of the Partnership at the Partnership Merger Effective Time.

(c) Treatment of Merger Partnership Units Held By Parent Subsidiary. Each Merger Partnership Unit issued and outstanding immediately prior to the Partnership Merger Effective Time held by a Parent Subsidiary shall remain an outstanding partnership unit of the Surviving Partnership.

(d) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Partnership Merger Effective Time, Merger Partnership should split, combine or otherwise reclassify the Merger Partnership Units, or make a distribution in Merger Partnership Units, or otherwise change the Merger Partnership Units into any other securities, then (without limiting any other rights of Parent, the Partnership or Merger Sub II hereunder), the Per Partnership Unit Merger Consideration shall be ratably adjusted to reflect any such change.

Section 3.3 Exchange Fund; Paying Agent.

(a) Prior to the mailing of the Proxy Statement, Parent shall appoint a bank or trust company reasonably satisfactory to the Company to act as paying agent (the “Paying Agent”) for (i) the payment and delivery of the Merger Consideration, as provided in Section 3.1(b) and Section 3.2(a), other than any Partnership Units to be issued in accordance with this Article III pursuant to the Unit Election, and (ii) if Parent wishes the Paying Agent to so act, in Parent’s discretion, the exchange of Merger Partnership Units for

Partnership Units in accordance with this Article III pursuant to the Unit Election (the cash portion of the Merger Consideration and any such Partnership Units referred to herein as the “Exchange Fund”). On or before the Company Merger Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent the Exchange Fund for the benefit of the holders of shares of Company Common Stock and Cash-Out Limited Partners, as applicable. The Paying Agent shall make payments of the Per Company Common Share Merger Consideration and the Partnership Merger Consideration out of the Exchange Fund in accordance with this Agreement and the Articles of Merger. The Company shall cooperate with Parent and the Paying Agent to facilitate an orderly transfer of funds. The Exchange Fund shall not be used for any other purpose.

(b) Share and Unit Transfer Books. At the Partnership Merger Effective Time, the share transfer books of the Company and the unit transfer books of Merger Partnership shall be closed and thereafter there shall be no further registration of transfers of Company Common Stock or Merger Partnership Units. From and after the Closing Date, the holders of certificates representing ownership of Company Common Stock or, if applicable, Merger Partnership Units outstanding immediately prior to the Company Merger Effective Time or Partnership Merger Effective Time, as applicable, or any book-entry shares or book-entry units representing Company Common Stock or Merger Partnership Units (each such certificate, book-entry share or book-entry unit, a “Certificate”), shall cease to have rights with respect to such shares or units, as applicable, except as otherwise provided for herein. On or after the Closing Date, any Certificates presented to the Paying Agent, the Surviving Company or the Surviving Partnership in accordance with this Agreement shall be exchanged for the Per Company Common Share Merger Consideration, Per Partnership Unit Merger Consideration or Partnership Units, as applicable, with respect to Company Common Stock or Merger Partnership Units formerly represented thereby.

Section 3.4 Exchange Procedures.

(a) Procedure. As promptly as reasonably practicable after the Closing Date (but in any event within three (3) Business Days thereafter), the Surviving Company shall cause the Paying Agent to mail to each holder of record of a Certificate or Certificates: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and which letter shall be in such form and have such other provisions as Parent and the Company may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Per Company Common Share Merger Consideration, Per Partnership Unit Merger Consideration or Partnership Units, as applicable, to which the holder thereof is entitled. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents reasonably satisfactory to the Company as may be appointed by Parent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Per Company Common Share Merger Consideration, Per Partnership Unit Merger Consideration or Partnership Units, as applicable, payable in respect of Company Common Stock or Merger Partnership Units, as applicable, previously represented by such Certificate pursuant to the provisions of this Article III, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock or Merger Partnership Units to a Person that is not registered in the transfer records of the Company or Merger Partnership, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.4, each Certificate shall be deemed at any time after the Closing Date to represent only the right to receive, upon such surrender, the Per Company Common Share Merger Consideration, Per Partnership Unit Merger Consideration or Partnership Units, as applicable, as contemplated by this Section 3.4. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(b) No Further Ownership Rights in Company Common Stock or Merger Partnership Units. On the Closing Date, holders of Company Common Stock or Merger Partnership Units (that are converted into the right to receive Per Company Common Share Merger Consideration, Per Partnership Unit Merger Consideration or Partnership Units) shall cease to be, and shall have no rights as, stockholders of the Company or limited partners of Merger Partnership other than the right to receive the Per Company Common Share Merger Consideration, Per Partnership Unit Merger Consideration or Partnership Units, as applicable, provided under this Article III. The Per Company Common Share Merger Consideration, Per Partnership Unit Merger Consideration or Partnership Units, as applicable, paid or delivered upon the surrender for exchange of Certificates representing Company Common Stock or Merger Partnership Units in accordance with the terms of this Article III shall be deemed to have been paid or delivered, as the case may be, in full satisfaction of all rights and privileges pertaining to Company Common Stock or Merger Partnership Units exchanged therefor.

(c) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for twelve (12) months after the Closing Date shall be delivered to the Surviving Company, and any holders of Company Common Stock or Merger Partnership Units prior to the Company Merger or Partnership Merger, as applicable, who have not theretofore complied with this Article III shall thereafter look only to the Surviving Company for payment of the Per Company Common Share Merger Consideration, Per Partnership Unit Merger Consideration or Partnership Units, as applicable.

(d) No Liability. None of Parent, Merger Sub I, Merger Sub II, the Partnership, the Company, Merger Partnership, the Surviving Company, the Surviving Partnership or the Paying Agent, or any employee, officer, trustee, director, agent or Affiliate thereof, shall be liable to any Person in respect of Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of Certificates immediately prior to the time at which such amounts would otherwise escheat to, or become the property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(e) Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund, as directed by the Surviving Company, on a daily basis. Any interest and other income resulting from such investments shall be paid to the Surviving Company. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Per Company Common Share Merger Consideration and Per Partnership Unit Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments.

(f) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed to the reasonable satisfaction of Parent and the Paying Agent, and if reasonably required by Parent or the Paying Agent, the posting by such Person of a bond in such reasonable amount as Parent or the Paying Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 3.4(c), the Surviving Company) will issue, in exchange for such lost, stolen or destroyed Certificate, the Per Company Common Share Merger Consideration, Per Partnership Unit Merger Consideration or Partnership Units, as applicable, payable in respect thereof, pursuant to this Agreement.

Section 3.5 Company Restricted Shares. Immediately prior to the Company Merger Effective Time, each Company Restricted Share granted under the Company Stock Plan shall be fully vested and non-forfeitable, and all Company Common Stock represented thereby shall be considered outstanding for all purposes of this Agreement and subject to the right to receive the Per Company Common Share Merger Consideration, subject to Section 3.7.

Section 3.6 DRIP. The Company’s board of directors (the “Company Board”) has, prior to the date hereof, taken all actions to suspend or terminate the DRIP, and following such suspension or termination, shall not issue any shares of Company Common Stock under the DRIP.

Section 3.7 Withholding Rights. The Company, Parent, the Partnership, the Surviving Company, the Surviving Partnership or the Paying Agent (each, a “Payor”), as applicable, shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment (and, with respect to the Company Restricted Shares, the vesting of such Company Restricted Shares) under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld, or caused to be deducted or withheld, by the applicable Payor, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the applicable Payor.

Section 3.8 Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Mergers or the other transactions contemplated by this Agreement.

Section 3.9 Fractional Interests. No certificate or scrip representing fractional interests in Partnership Units shall be issued upon the surrender for exchange of Merger Partnership Units, and such fractional interests shall not entitle the owner thereof to vote or to any other rights of a unitholder of the Partnership. Notwithstanding any other provision of this Agreement, each holder of Merger Partnership Units converted pursuant to the Partnership Merger who would otherwise have been entitled to receive a fraction of a Partnership Unit shall receive, in lieu thereof, cash, without interest, in an amount equal to the product of (a) the volume weighted average price of Parent Common Stock for the last full trading day ending immediately prior to the date of this Agreement, multiplied by (b) such fraction of a Partnership Unit.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY AND MERGER PARTNERSHIP

Except (a) as set forth in the disclosure letter that has been prepared by the Company and delivered by the Company to Parent in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”) ((x) it being agreed that disclosure of any item in any Section of the Company Disclosure Letter with respect to any Section or subsection of Article IV of this Agreement shall be deemed disclosed with respect to any other Section or subsection of Article IV of this Agreement to the extent such relationship is reasonably apparent, provided that nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty of the Company or Merger Partnership and (y) no reference to or disclosure of any item or other matter in the Company Disclosure Letter shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to or disclosed in the Company Disclosure Letter, or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which the Company or any Company Subsidiary is a party exists or has actually occurred), or (b) as disclosed in publicly available Company SEC Filings, filed with, or furnished to, as applicable, the SEC on or after January 1, 2013 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), the Company and Merger Partnership hereby jointly and severally represent and warrant to Parent, Merger Sub I, Merger Sub II and the Partnership that:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Merger Partnership is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite partnership power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Merger Partnership is duly qualified or licensed to do business as a foreign limited partnership, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) Each Company Subsidiary is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d) Section 4.1(d) of the Company Disclosure Letter sets forth a true and complete list of the Company Subsidiaries, including a list of each Company Subsidiary that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (“Qualified REIT Subsidiary”), or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”), together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary, including each jurisdiction in which each of the Company Subsidiaries is qualified or licensed to do business, (ii) the type of and percentage of interest held (including capital account balances for any entity treated as a partnership for income tax purposes), directly or indirectly, by the Company or Merger Partnership in each Company Subsidiary, (iii) the names of and the type of and percentage of interest held (including capital account balances for any entity treated as a partnership for income tax purposes) by any Person other than the Company, Merger Partnership or any other Company Subsidiary in each Company Subsidiary, (iv) the classification for U.S. federal income tax purposes of each Company Subsidiary, and (v) each assumed name under which each of the Company Subsidiaries conducts business in any jurisdiction.

(e) Except as set forth in Section 4.1(e) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary, directly or indirectly, owns any interest or investment (whether equity or debt) in any Person (other than equity interests in the Company Subsidiaries and investments in bank time deposits and money market accounts).

Section 4.2 Organizational Documents. The Company has made available to Parent complete and correct copies of (a) the Company’s charter, as amended or supplemented to date (the “Company Charter”) and the Company’s bylaws, as amended to date (the “Company Bylaws”), and (b) the organizational documents of each Company Subsidiary, each as in effect on the date hereof.

Section 4.3 Capital Structure.

(a) The authorized capital stock of the Company consists of 700,000,000 shares of Company Common Stock and 200,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”). As of the close of business on June 12, 2015, (i) 58,611,848 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 234,076 Company Restricted Shares were subject to outstanding awards granted pursuant to the Company Stock Plan, and (iv) 5,612,109 shares of Company Common Stock were available for grant under the Company Stock Plan. All issued and outstanding shares of the capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock of the Company is entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Company Common Stock may vote. Section 4.3(a) of the Company Disclosure Letter sets forth, for each holder of Company Restricted Shares outstanding as of the date of this Agreement, (A) the name of the holder of Company Restricted Shares, (B) the number of outstanding Company Restricted Shares, (C) the date of grant of such Company Restricted Shares, and (D) the vesting schedule for such Company Restricted Shares. There are no other rights, options, stock or unit appreciation rights, phantom stock or units, restricted stock units, dividend equivalents or similar rights with respect to the Company Common Stock or Merger Partnership Units granted under the Company Benefit Plans or otherwise other than the Company Restricted Shares disclosed in Section 4.3(a) of the Company Disclosure Letter. Each grant of Company Restricted Shares was duly authorized no later than the date on which the grant of such Company Restricted Shares was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Company Board, or a committee thereof, and any required stockholder approval by the necessary number of votes or written consents, and each Company Restricted Share grant was made in accordance in all material respects with the terms of the Company Stock Plan and applicable Law.

(b) All of the outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in Merger Partnership and in each of the other Company Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Company Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. Except as set forth in Section 4.3(b) of the Company Disclosure Letter, the Company owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Company Subsidiaries, free and clear of all encumbrances other than statutory or other liens for Taxes or assessments which are not yet due or delinquent, or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained (if such reserves are required pursuant to GAAP), and there are no existing options, warrants, calls, subscriptions, convertible securities or other securities, agreements, commitments or obligations of any character relating to the outstanding capital stock or other securities of any Company Subsidiary or which would require any Company Subsidiary to issue or sell any shares of its capital stock, ownership interests or securities convertible into or exchangeable for shares of its capital stock or ownership interests.

(c) Except as set forth in Section 4.3(c) of the Company Disclosure Letter, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which the Company, Merger Partnership or any other Company Subsidiary is a party or by which any of them is bound, obligating the Company or any Company Subsidiary to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of Company Common Stock, shares of Company Preferred Stock, Merger Partnership Units or other equity securities or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of the Company, Merger Partnership or any other Company Subsidiary or obligating the Company, Merger Partnership or any other Company Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking. Except as set forth in Section 4.3(c) of the Company Disclosure Letter, there are no outstanding contractual obligations of the Company, Merger Partnership or any other Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock, shares of Company Preferred Stock, Merger Partnership Units or other equity securities of the Company, Merger Partnership or any other Company Subsidiary (other than in satisfaction of withholding Tax obligations pursuant to certain awards outstanding under the Company Stock Plan in the event the grantees fail to satisfy withholding Tax obligations). None of the Company, Merger Partnership nor any other Company Subsidiary is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any capital stock of the Company, Merger Partnership or any other Company Subsidiary.

(d) Except as set forth in Section 4.3(d) of the Company Disclosure Letter, there are no agreements or understandings to which the Company or any of the Company Subsidiaries is a party with respect to the voting of any securities of the Company or any Company Subsidiary or which restrict the transfer of any such securities, nor does the Company have knowledge of any third party agreements or understandings with respect to the voting of any such securities or which restrict the transfer of any such securities.

(e) As of the date of this Agreement, Merger Partnership had outstanding 3,316,991 Merger Partnership Units, each of which is redeemable in exchange for one share of Company Common Stock, subject to the terms and conditions of the Merger Partnership Agreement. The Company is the sole general partner of Merger Partnership and, as of the date hereof, owns approximately 94.6% of the Merger Partnership Units. Section 4.3(e) of the Company Disclosure Letter sets forth a list of all other holders of the Merger Partnership Units, such holder’s most recent address known to Merger Partnership and the exact number and class or series of Merger Partnership Units held. The partnership interests of Merger Partnership owned by the Company are subject only to the restrictions on transfer set forth in the Merger Partnership Agreement, and those imposed by applicable securities laws.

(f) Except as set forth in Section 4.3(f) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any agreement to register the offer and sale or resale of any of its securities under the Securities Act.

(g) All dividends or distributions on the Company Common Stock, Company Preferred Stock and Merger Partnership Units and any dividends or distributions on any securities of any Company Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 4.4 Authority.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the Mergers and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Mergers or to consummate the transactions contemplated hereby, subject, with respect to the Mergers, to receipt of the Company Stockholder Approval and the filing of the Articles of Merger with the SDAT and the Partnership Merger Certificate with the DSOS. The Company Board, at a duly held meeting, has, by unanimous vote of the entire Company Board, (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the consummation of the Company Merger and the other transactions contemplated hereby (excluding the Excluded Asset Transactions, which were approved by a duly authorized special committee of the Company Board), (ii) directed that the Company Merger and the other transactions contemplated hereby be submitted for consideration at the Company Stockholders Meeting, and (iii) resolved to recommend that the stockholders of the Company vote in favor of the approval of the Company Merger and the other transactions contemplated hereby (the “Company Recommendation”) and to include such recommendation in the Proxy Statement, subject to Section 6.5.

(b) Merger Partnership has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Partnership Approval (which has already been obtained), to consummate the Partnership Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by Merger Partnership and, subject to receipt of the Partnership Approval (which has already been obtained), the consummation by Merger Partnership of the transactions contemplated hereby have been duly and validly authorized, and no other proceedings on the part of Merger Partnership are necessary to authorize this Agreement or the Partnership Merger or to consummate the transactions contemplated hereby. “Partnership Approval” means the consent of the general partner of Merger Partnership.

(c) This Agreement has been duly executed and delivered by the Company and Merger Partnership and, assuming due authorization, execution and delivery by each of Parent, Merger Sub I, Merger Sub II and the Partnership, constitutes a legally valid and binding obligation of the Company and Merger Partnership, enforceable against the Company and Merger Partnership in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 4.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company and Merger Partnership do not, and the performance of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby by the Company and Merger Partnership will not, (i) assuming receipt of the Company Stockholder Approval, conflict with or violate any provision of (A) the Company Charter, Company Bylaws, Certificate of Limited Partnership of Merger Partnership or the Merger Partnership Agreement or (B) any equivalent organizational or governing documents of any other Company Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained, all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company, Merger Partnership or any other Company Subsidiary or by which any property or asset of the Company, Merger Partnership or any other Company Subsidiary is bound, or (iii) require any consent or notice or approval under, result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of the Company, Merger Partnership or any other Company Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which the Company, Merger Partnership or any other Company Subsidiary is a party, except, as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company and Merger Partnership do not, and the performance of this Agreement by the Company and Merger Partnership will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) a proxy statement in preliminary and definitive form relating to the Company Stockholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) the filing of the Articles of Merger with the SDAT and the Partnership Merger Certificate with the DSOS, (iii) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (iv) such filings as may be required in connection with state and local transfer Taxes, and (v) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.6 Permits; Compliance with Law.

(a) Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 4.14 or Section 4.16, which are addressed solely in those Sections, the Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy, necessary for the Company and each Company Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. All applications required to have been filed for the renewal of the Company Permits have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to such Company Permits have been duly made on a timely basis with the appropriate Governmental Authority, except in each case for failures to file which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any claim or notice nor has any knowledge indicating that the Company or any Company Subsidiary is currently not in compliance with the terms of any such Company Permits, except where the failure to be in compliance with the terms of any such Company Permits, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary is in conflict with, or in default or violation of (i) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound (except for Laws that are subject of Section 4.10, Section 4.11, Section 4.14, Section 4.15 or Section 4.17, which are addressed solely in those sections), or (ii) any Company Permits (except for the Company Permits that are subject of Section 4.14 or Section 4.16, which are addressed solely in those sections), except in each case for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no investigation, review or proceeding by any Governmental Authority with respect to the Company or any Company Subsidiary or their operations is pending or, to the Company’s knowledge, threatened, and, to the Company’s knowledge, no Governmental Authority has indicated an intention to conduct the same.

Section 4.7 SEC Filings; Financial Statements.

(a) The Company has filed with, or furnished (on a publicly available basis) to, the SEC all forms, reports, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, including any amendments or supplements thereto, from and after January 1, 2013 (collectively, the “Company SEC Filings”). Each Company SEC Filing, as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC thereunder, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

(b) Each of the consolidated financial statements contained or incorporated by reference in the Company SEC Filings (as amended, supplemented or restated, if applicable), including the related notes and schedules, was prepared (except as indicated in the notes thereto) in accordance with GAAP applied on a consistent basis throughout the periods indicated, and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c) The records, systems, controls, data and information of the Company and the Company Subsidiaries that are used in the system of internal accounting controls described in the following sentence are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the

Company or the Company Subsidiaries or accountants, except for any non-exclusive ownership and non-direct control that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company and the Company Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that: (i) transactions are executed only in accordance with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and the Company Subsidiaries and to maintain accountability for the assets of the Company and the Company Subsidiaries; (iii) access to such assets is permitted only in accordance with management’s authorization; and (iv) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls, and the Company has made available to Parent copies of any written materials relating to the foregoing. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 promulgated under the Exchange Act) designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act, including its consolidated subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and, to the knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act. Since the enactment of the Sarbanes-Oxley Act, none of the Company or any Company Subsidiary has made any prohibited loans to any director or executive officer of the Company (as defined in Rule 3b-7 promulgated under the Exchange Act).

(d) None of the Company or the Company Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (i) expressly contemplated by or under this Agreement, including, without limitation, Section 6.1 hereof, (ii) disclosed in publicly available Company SEC Filings filed with the SEC prior to the date of this Agreement, (iii) incurred in the ordinary course of business consistent with past practice since the most recent balance sheet set forth in the Company SEC Filings filed with the SEC prior to the date of this Agreement, (iv) described in any Section of the Company Disclosure Letter or (v) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(e) To the knowledge of the Company, none of the Company SEC Filings is the subject of ongoing SEC review and the Company has not received any comments from the SEC with respect to any of the Company SEC Filings since January 1, 2013 which remain unresolved, nor has it received any inquiry or information request from the SEC as to any matters affecting the Company which has not been adequately addressed. The Company has made available to Parent true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2013 through the date of this Agreement relating to the Company SEC Filings and all written responses of the Company thereto through the date of this Agreement. None of the Company SEC Filings is the subject of any confidential treatment request by the Company.

Section 4.8 Disclosure Documents. None of the information supplied or to be supplied by or on behalf of the Company or any Company Subsidiary for inclusion or incorporation by reference in the Proxy Statement or any other documents to be filed with the SEC in connection herewith will, at the date the Proxy Statement is first mailed to the stockholders of the Company, at the time of the Company Stockholders Meeting or at the Company Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The representations and warranties contained in this Section 4.8 will not apply to statements or omissions included in the Proxy Statement to the extent based upon information supplied to the Company by or on behalf of Parent, Merger Sub I, Merger Sub II or the Partnership explicitly for use therein.

Section 4.9 Absence of Certain Changes or Events. Since January 1, 2014, except as contemplated by this Agreement or as set forth in Section 4.9 of the Company Disclosure Letter, (a) the Company and each Company Subsidiary has conducted its business in the ordinary course consistent with past practice, (b) there has not been any change, effect, event, circumstance, occurrence or state of facts which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (c) except (i) for regular quarterly cash dividends on Company Common Stock and Merger Partnership Units or (ii) in transactions between the Company and any Company Subsidiary, none of the Company, Merger Partnership nor any other Company Subsidiary has authorized, declared, set aside or paid any dividend or other distribution (whether in cash, stock or property or any combination thereof and whether or not out of earnings and profits of the Company or Merger Partnership) in respect of its stock, partnership interests or other equity interests or made any actual, constructive or deemed distribution in respect of any shares of its stock, partnership interests or other equity interests or otherwise made any payments to equityholders in their capacity as such.

Section 4.10 Employee Benefit Plans.

(a) Section 4.10(a) of the Company Disclosure Letter sets forth a true and complete list of each Company Benefit Plan. The Company has delivered or made available to Parent a true, correct and complete copy of each Company Benefit Plan and, with respect thereto, if applicable, (i) all amendments, trust (or other funding vehicle) agreements, summary plan descriptions and insurance contracts, (ii) the most recent annual report (Form 5500 series including, where applicable, all schedules and actuarial and accountants’ reports) filed with the IRS, (iii) the most recent actuarial report or other financial statement, if applicable, (iv) the most recent determination letter or opinion letter, if any, issued by the IRS, and any pending request for such a letter and (v) all material filings and correspondence with any Governmental Authority.

(b) Each Company Benefit Plan has been established and administered in all material respects in accordance with its terms, and in compliance with, all applicable Laws, including ERISA and the Code.

(c) Each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the IRS as to its qualified status or may rely upon an opinion letter for a prototype plan and, to the Company’s knowledge, nothing has occurred that could adversely affect the qualified status of any such Company Benefit Plan.

(d) There has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan that would result in any material liability to the Company or any Company Subsidiary.

(e) There is no pending or, to the knowledge of the Company, threatened Action against the Company Benefit Plans, the assets of any of the trusts under such Company Benefit Plans or the sponsor or administrator of any of the Company Benefit Plans, or against any fiduciary of the Company Benefit Plans (other than routine claims for benefits) that would result in any material liability to the Company or any Company Subsidiary.

(f) No Company Benefit Plan is, and none of the Company, any Company Subsidiaries or any ERISA Affiliate maintains, contributes to, or participates in, or has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(g) Except to the extent required by applicable Law, no Company Benefit Plan provides any of the following retiree or post-employment benefits to any Person: medical, disability or life insurance benefits. The Company, each Company Subsidiary and each ERISA Affiliate is in compliance in all material respects with (i) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus

Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder and any similar state Law and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

(h) Except as set forth in Section 4.10(h) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, individually or together with the occurrence of any other event: (i) result in any payment becoming due to any Company Employee or former employee or other Service Provider or former Service Provider of the Company or any Company Subsidiary, (ii) increase or otherwise enhance any benefits otherwise payable by the Company or any Company Subsidiary or the amount of compensation due to any Company Employee or former employee or other Service Provider or former Service Provider of the Company or any Company Subsidiary or (iii) result in the acceleration of the time of payment or vesting of any such benefits or the funding of any such compensation or benefits.

(i) Neither the execution of this Agreement nor the consummation of the Mergers will (individually or together with the occurrence of any other event) result in a requirement to pay any tax “gross up” or similar “make whole” payment to any Person (including any Company Employee, director, or Service Provider).

(j) Reserved.

(k) Each Company Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom.

(l) Neither the Company nor any Company Subsidiary is a party to or has any obligation under any Contract or Company Benefit Plan to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code or for additional taxes payable pursuant to Section 409A of the Code.

(m) The Company and the Company Subsidiaries have properly classified individuals providing services to the Company, the Company Subsidiaries and the ERISA Affiliates as employees or independent contractors with respect to each such entity in all material respects under applicable Law and the Company Benefit Plans.

(n) Neither the Company nor any Company Subsidiary has sponsored, maintained, participated in, contributed to, or has been required to sponsor, maintain, participate in or contribute to, any employee benefit plan, program or other arrangement providing compensation or benefits to any services provider (or any dependent thereof) which is subject to the laws of any jurisdiction outside of the United States or Canada.

Section 4.11 Labor and Other Employment Matters.

(a) The Company and each Company Subsidiary is in compliance in all material respects with all applicable Laws with respect to labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety and health, plant closings, wages and hours and immigration, including all such Laws relating to wages, hours, the Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” Law, collective bargaining, discrimination, civil rights, affirmative action, safety and health, workers’ compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax.

(b) Neither the Company nor any Company Subsidiary is a party or subject to any labor union or collective bargaining agreement, and, to the Company’s knowledge, none of the Company’s or any Company Subsidiary’s personnel are represented by a labor organization and no organizational effort is presently being made or threatened by or on behalf of any labor union with respect to the employees of the Company or any Company Subsidiary. There are no pending or, to the knowledge of the Company, threatened labor disputes, strike, lock-out, work stoppages, requests for representation, pickets or work slow-downs against the Company or any Company Subsidiary, nor has such event or labor difficulty occurred within the past three (3) years.

(c) There are no unfair labor practice charges, grievances or complaints filed or, to the Company’s knowledge, threatened by or on behalf of any Company Employee or group of Company Employees.

(d) Except as set forth in Section 4.11(d) of the Company Disclosure Letter, there are no pending or, to the knowledge of the Company, threatened material investigations, claims, charges, audits, complaints or proceedings against the Company or any Company Subsidiary by or before any Governmental Authority involving any applicant for employment, any current or former Company Employee or any class of the foregoing.

Section 4.12 Material Contracts.

(a) Except for contracts listed in Section 4.12(a) of the Company Disclosure Letter or filed as exhibits to the Company SEC Filings filed with the SEC prior to the date of this Agreement, neither the Company nor any Company Subsidiary, as of the date of this Agreement, is a party to or bound by any contract that:

(i) is required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (3), (4), (9) or (10) of Regulation S-K promulgated by the SEC;

(ii) obligates the Company or any Company Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $250,000 and is not cancellable within sixty (60) days without material penalty to the Company or any Company Subsidiary, except for any Company Lease or any ground lease affecting any Company Property;

(iii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of the Company or any Company Subsidiary, or that otherwise restricts the lines of business conducted by the Company or any Company Subsidiary or the geographic area in which the Company or any Company Subsidiary may conduct business;

(iv) is an agreement which obligates the Company or any Company Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of the Company or any Company Subsidiary pursuant to which the Company or Company Subsidiary is the indemnitor, other than any operating agreements or property management agreements or any similar agreement pursuant to which a Company Subsidiary that is not wholly-owned, directly or indirectly, by the Company provides such an indemnification to any such directors, officers, trustees, employees or agents in connection with the indemnification by such non-wholly-owned Company Subsidiary of the Company or another Company Subsidiary thereunder;

(v) constitutes an Indebtedness obligation of the Company or any Company Subsidiary with a principal amount outstanding greater than $250,000;

(vi) would prohibit or materially delay the consummation of the Mergers as contemplated by this Agreement;

(vii) requires the Company or any Company Subsidiary to dispose of or acquire assets or properties (other than in connection with the expiration of a Company Lease or a ground lease affecting a Company Property) with a fair market value in excess of $250,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction, except for any Company Lease or any ground lease affecting any Company Property;

(viii) constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;

(ix) constitutes an agreement under which the Company or any Company Subsidiary has purchased or sold real property and has uncompleted financial obligations in excess of $250,000;

(x) requires the Company or any Company Subsidiary to make any reprorations or adjustments to previously paid prorations with respect to any Company Properties that would reasonably be expected to result in the loss of future payments to, or an obligation to make payments by, the Company or any Company Subsidiary of more than $250,000;

(xi) sets forth the operational terms of a joint venture, partnership, limited liability company or strategic alliance of the Company or any Company Subsidiary (excluding agreements solely between the Company and any wholly-owned Company Subsidiary other than any Excluded Asset Company);

(xii) is an agreement wherein a Third Party provides property management services to the Company or any Company Subsidiary;

(xiii) constitutes a loan to any Person (including any Excluded Asset Company, but excluding any other wholly-owned Company Subsidiary) by the Company or any Company Subsidiary in an amount in excess of $250,000;

(xiv) is an agreement or policy for risk sharing or reinsurance with a professional reinsurance company;

(xv) is an agreement with respect to an Affiliate Transaction; or

(xvi) is not otherwise described in clauses (i) through (xv) above that is material to the Company and any Company Subsidiary, taken as a whole.

Each contract listed in Section 4.12(a) of the Company Disclosure Letter, or filed as an exhibit to Company SEC Filings filed with the SEC prior to the date of this Agreement, to which the Company or any Company Subsidiary, as of the date of this Agreement, is a party or by which it is bound is referred to herein as a “Company Material Contract.”

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, each Company Material Contract is legal, valid, binding and enforceable on the Company and each Company Subsidiary that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Company Material Contract and, to the knowledge of the Company, each other party thereto has performed all obligations required to be performed by it under such Company Material Contract prior to the date hereof. None of the Company or any Company Subsidiary, nor, to the knowledge of the Company, any other party thereto, is in material breach or violation of, or default under, any Company Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Company Material Contract, except where in each case such breach, violation or default would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received notice of any violation or default under any Company Material Contract, except for violations or defaults that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.13 Litigation. Except as set forth in Section 4.13 of the Company Disclosure Letter and except for stockholder or derivative litigation that may be brought relating to this Agreement or the transactions contemplated hereby, (a) there is no Action pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary or any of its or their respective properties or assets (i) that involves amounts in excess of $250,000 individually or in excess of $1,000,000 in the aggregate, (ii) that questions the validity of this Agreement or any action to be taken by the Company in connection with the consummation of the Mergers, or (iii) that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (b) there is no Action pending or, to the knowledge of the Company, threatened by or before any Governmental Authority, nor, to the knowledge of the Company, is there any investigation pending by any Governmental Authority, in each case, against the Company or any Company Subsidiary, and (c) neither the Company nor any Company Subsidiary, nor any of the Company’s or any Company Subsidiary’s respective property, is subject to any outstanding Order, writ or injunction of any Governmental Authority.

Section 4.14 Environmental Matters. Except as set forth in Section 4.14 of the Company Disclosure Letter:

(a) The Company and each Company Subsidiary are in compliance with all Environmental Laws.

(b) The Company and each Company Subsidiary have all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits, and all such Environmental Permits are in good standing.

(c) Neither the Company nor any Company Subsidiary has received any written notice, demand, letter or claim alleging that the Company or any such Company Subsidiary is in violation of, or liable under, any Environmental Law.

(d) There is no litigation, investigation, request for information or other proceeding pending, or, to the knowledge of the Company, threatened against the Company and any Company Subsidiary under any Environmental Law that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(e) Neither the Company nor any Company Subsidiary has entered into or agreed to any consent decree or Order or is subject to any judgment, decree or judicial, administrative or compliance Order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no investigation, litigation or other proceeding is pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary under any Environmental Law that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(f) Neither the Company nor any Company Subsidiary has assumed, by contract or operation of Law, any liability under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(g) Neither the Company nor any Company Subsidiary has caused, and to the knowledge of the Company, no Third Party has caused any release of a Hazardous Substance that would be required to be investigated or remediated by the Company or any Company Subsidiary under any Environmental Law that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(h) To the knowledge of the Company, there are no wetlands (as that term is defined in Section 404 of the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1254, and applicable state laws) at any of the Company Properties nor is any Company Property subject to any current or, to the knowledge of the Company, threatened environmental deed restriction, use restriction, institutional or engineering control or order or agreement with any Governmental Authority or any other restriction of record.

(i) No capital expenditures are presently required to maintain or achieve compliance at any Company Property with Environmental Laws that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.

(j) To the knowledge of the Company, there are no underground storage tanks, polychlorinated biphenyls (“PCB”) or PCB-containing equipment, except for PCB or PCB-containing equipment owned by utility companies, or friable or asbestos or asbestos-containing materials at any Company Property.

(k) There have been no incidents of substantial water damage or visible evidence of mold, bacteria or toxic growth at any of the Company Properties that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.

(l) There is no site to which the Company or any Company Subsidiary has transported or arranged for the transport of Hazardous Substances which, to the knowledge of the Company, is or may become the subject of any Action under an Environmental Law.

Section 4.15 Intellectual Property.

(a) Section 4.15(a) of the Company Disclosure Letter sets forth a correct and complete list of all material Intellectual Property registrations and applications for registration owned by the Company and Merger Partnership.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries own or are licensed or otherwise possess valid rights to use all Intellectual Property necessary to conduct the business of the Company and the Company Subsidiaries as it is currently conducted, (ii) the conduct of the business of the Company and the Company Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Third Party, (iii) there are no pending or, to the knowledge of the Company, threatened claims with respect to any of the Intellectual Property rights owned by the Company or any Company Subsidiary, and (iv) to the knowledge of the Company, no Third Party is currently infringing or misappropriating Intellectual Property owned by the Company or any Company Subsidiary. The Company and the Company Subsidiaries are taking all actions that they reasonably believe are necessary to maintain and protect each material item of Intellectual Property that they own.

Section 4.16 Properties.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth a list of the common name of each facility and whether real property of such facility is (i) owned by the Company or any Company Subsidiary (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such owned real property, are individually referred to herein as a “Company Owned Property” and collectively referred to herein as the “Company Owned Properties”), or (ii) leased (as lessee or sublessee), including ground leased, by the Company or any Company Subsidiary (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a “Company Leased Property” and collectively referred to herein as the “Company Leased Properties”). All Company Owned Property or Company Leased Property shall be individually referred to herein as a “Company Property” and collectively referred to herein as the “Company Properties.” Except for the Company Properties set forth in Section 4.16(a) of the Company Disclosure Letter, there are no real properties that the Company or any Company Subsidiary owns or leases (as lessee or sublessee) or is obligated (whether under contract for purchase, lease or otherwise) to buy, lease or sublease at some future date. True and complete copies of all leases or subleases relating to the Company Leased Properties to which the Company or any Company Subsidiary is a lessee or sublessee, together with all amendments, modifications, supplements, renewals and extensions related thereto, have been made available to Parent (each, a “Company Lease,” and collectively, the “Company Leases”). Section 4.16(a) of the Company Disclosure Letter identifies any Company Properties and/or Company Leases that relate to other than self-storage facilities (e.g., billboards, etc.).

(b) The Company or a Company Subsidiary owns good and valid fee simple title or leasehold title (as applicable) to each of the Company Properties, in each case, free and clear of Liens, except for Company Permitted Liens. For the purposes of this Agreement, “Company Permitted Liens” mean any (i) Liens relating to any Indebtedness disclosed in Section 4.16(b) of the Company Disclosure Letter, (ii) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required pursuant to GAAP), (iii) Liens and obligations arising under any Company Material Contracts (including any Lien securing Indebtedness disclosed in Section 4.16(b) of the Company Disclosure Letter) or other service contracts, management agreements, leasing commission agreements, agreements or obligations set forth in Section 4.16(b) of the Company Disclosure Letter, or Company Leases or ground leases or air rights affecting any Company Property, (iv) Liens imposed or promulgated by Law or any Governmental Authority, including zoning regulations, permits and licenses, (v) Liens that are disclosed on the existing Company Title Insurance Policies made available by or on behalf of the Company or any Company Subsidiary to Parent prior to the date hereof, (vi) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s liens and other similar Liens imposed by Law and incurred in the ordinary course of business consistent with past practice that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, and (vii) any other Liens, limitations, restrictions or title defects that do not materially impair the value of the Company Property or the continued use and operation of the Company Property as currently used and operated.

(c) Except as set forth in Section 4.16(c) of the Company Disclosure Letter, the Company Properties (x) are supplied with utilities and other services sufficient for their continued operation as they are now being operated, (y) are, to the knowledge of the Company, in working order sufficient for their normal operation in the manner currently being operated and without any material structural defects other than as may be disclosed in any physical condition reports that have been made available to Parent, and (z) are, to the knowledge of the Company, adequate and suitable for the purposes for which they are presently being used.

(d) To the knowledge of the Company, each of the Company Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

(e) Neither the Company nor any of the Company Subsidiaries has received (i) written notice that any certificate, permit or license from any Governmental Authority having jurisdiction over any of the Company Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the current use and operation of the buildings and improvements on any of the Company Properties or that is necessary to permit the current use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Company Properties is not in full force and effect as of the date of this Agreement, except for such failures that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, or of any pending written threat of modification or cancellation of any of the same, that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, or (ii) written notice of any uncured violation of any Laws affecting any of the Company Properties which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(f) No certificate, variance, permit or license from any Governmental Authority having jurisdiction over any of the Company Properties or any agreement, easement or other right that is necessary to permit the current use of the buildings and improvements on any of the Company Properties or that is necessary to permit the current use of all parking areas, driveways, roads and other means of egress and ingress to and from any of the Company Properties has failed to be obtained or is not in full force and effect, and neither the Company nor any Company Subsidiary has received written notice of any outstanding threat of modification or cancellation of any such certificate, variance, permit or license, except for any of the foregoing as, individually or in the aggregate, would not reasonably be expected to be material to any Company Property.

(g) Except as set forth in Section 4.16(g) of the Company Disclosure Letter, no condemnation, eminent domain or similar proceeding has occurred or is pending with respect to any Company Property and neither the Company nor any Company Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are threatened with respect to any of the Company Properties, or (ii) any zoning regulation or ordinance (including with respect to parking), Board of Fire Underwriters rules, building, fire, health or other Law has been violated (and remains in violation) for any Company Property.

(h) The rent rolls for each of the Company Properties, dated as of June 1, 2015 which rent rolls have previously been made available by or on behalf of the Company or any Company Subsidiary to Parent, correctly reference in all material respects each lease or sublease that was in effect as of the date of this Agreement and to which the Company or the Company Subsidiaries are parties as lessors or sublessors with respect to each of the applicable Company Properties (all leases or subleases, together with all amendments, modifications, supplements, renewals and extensions related thereto, the “Tenant Leases”).

(i) With respect to each Company Lease, except as set forth in Section 4.16(i) of the Company Disclosure Letter, (i) the Company or the applicable Company Subsidiary has performed all material obligations required to be performed by it to date under such Company Lease, (ii) neither the Company nor the applicable Company Subsidiary, on the one hand, nor, to the Company’s knowledge, any other party, on the other hand, is in material breach or default under such Company Lease, (iii) no basis for termination of such Company Lease has occurred and (iv) no event has occurred which, with or without the lapse of time or the giving of notice or opportunity to cure, would constitute a material breach or default or give rise to a right of termination by the Company or the applicable Company Subsidiary, nor, to the Company’s knowledge, any other party thereunder, and no written termination of or notice of default has been received with respect to such Company Lease. Except as set forth in Section 4.16(i) of the Company Disclosure Letter, none of the Company Leases is subject to termination or modification as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby. No purchase option has been exercised under any such Company Lease.

(j) Except as set forth in Section 4.16(j) of the Company Disclosure Letter, there are no Tax abatements or exemptions specifically affecting the Company Properties, and the Company and the Company Subsidiaries have not received any written notice of (and the Company and the Company Subsidiaries do not have any knowledge of) any proposed increase in the assessed valuation of any of the Company Properties or of any proposed public improvement assessments that will result in the Taxes or assessments payable in the next tax period increasing by an amount material to the Company and the Company Subsidiaries, considered as a whole.

(k) Except for Company Permitted Liens or as set forth in Section 4.16(k) of the Company Disclosure Letter, (i) there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Company Property or any portion thereof that would materially adversely affect the Company’s, or the Company Subsidiary’s, ownership, ground lease or right to use a Company Property subject to a Company Lease, and (ii) there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Company Property or any portion thereof that is owned by any Company Subsidiary, which, in each case, is in favor of any party other than the Company or a Company Subsidiary (a “Company Third Party”).

(l) Except as set forth in Section 4.16(l) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is a party to any agreement pursuant to which the Company or any Company Subsidiary manages or manages the development of any real property for any Company Third Party.

(m) Except as set forth in Section 4.16(m) of the Company Disclosure Letter, the Company and each Company Subsidiary, as applicable, is in possession of title insurance policies with respect to each Company Property. A copy of each Company Title Insurance Policy in the possession of the Company has been made available to Parent. No written claim has been made against any Company Title Insurance Policy, which, individually or in the aggregate, would be material to any Company Property.

(n) Section 4.16(n) of the Company Disclosure Letter lists (i) to the knowledge of the Company, each of the Company Properties which are under development as of the date hereof, and describes the status of such development as of the date hereof, and (ii) to the knowledge of the Company, all real properties under contract or currently proposed for acquisition, development or commencement of construction by the Company or a Company Subsidiary pursuant to binding agreements.

(o) The Company and the Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. None of the Company’s or any of the Company Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Company Permitted Liens and Liens that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 4.16(o) of the Company Disclosure Letter, the Company and the Company Subsidiaries do not have any leased personal property with monthly lease obligations in excess of $25,000 individually and that are not terminable upon thirty (30) days’ notice, and all such monthly lease obligations do not exceed $250,000 in the aggregate.

Section 4.17 Taxes.

(a) The Company and each Company Subsidiary has timely filed with the appropriate Governmental Authority all federal and state income Tax Returns and other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. The Company and each Company Subsidiary have duly paid (or there has been paid on their behalf), or made adequate provisions for, all material Taxes required to be paid by them, whether or not shown on any Tax Return.

(b) The Company (i) for all taxable years commencing with the Company’s taxable year ended December 31, 2008 through December 31, 2014, has been subject to taxation as a real estate investment trust within the meaning of Section 856 of the Code (a “REIT”) and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2015 to the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year that will end with the Company Merger; and (iv) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to the knowledge of the Company, threatened. Neither the Company nor any Company Subsidiary owns any interest in a corporation for U.S. federal income tax purposes, other than a corporation that qualifies as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary. The Company’s dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year, taking into account any dividends subject to Sections 857(b)(9) or 858 of the Code, has not been less than the sum of (i) the Company’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year and (ii) the Company’s net capital gain for such year.

(c) (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or, to the knowledge of the Company, threatened with regard to any material Taxes or material Tax Returns of the Company or any Company Subsidiary; (ii) no deficiency for Taxes of the Company or any Company Subsidiary has been claimed, proposed or assessed in writing or, to the knowledge of the Company, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (iii) neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to the assessment of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year; (iv) neither the Company nor any Company Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return, (v) neither the Company nor any Company Subsidiary has received for any open tax year a written claim by a Governmental Authority in a jurisdiction where the Company or such Company Subsidiary does not file Tax Returns that the Company or such Company Subsidiary is or may be subject to taxation by that jurisdiction, and (vi) neither the Company nor any of the Company Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d) Each Company Subsidiary that is a partnership or limited liability company has been since its formation treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation.

(e) Neither the Company nor any Company Subsidiary holds any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code (or otherwise result in any “built-in gains” Tax under Section 337(d) of the Code and the Treasury Regulations thereunder).

(f) Since its inception, (i) the Company and the Company Subsidiaries have not incurred any material liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 860(c) or 4981 of the Code which have not been previously paid, and (ii) neither the Company nor any Company Subsidiary has incurred any material liability for Taxes other than (x) in the ordinary course of business or consistent with past practice, or (y) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentence will be imposed upon the Company or the Company Subsidiaries.

(g) The Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including, without limitation, withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h) Except as set forth in Section 4.17(h) of the Company Disclosure Letter, there are no Company Tax Protection Agreements (as defined below) in force or effect, and no person has raised in writing, or to the knowledge of the Company threatened to raise, a claim against the Company or any Company Subsidiary for any breach of any Company Tax Protection Agreements. As used herein, “Company Tax Protection Agreements” means any written agreement to which the Company or any Company Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership or limited liability company interests in a Company Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; and/or (ii) in connection with the deferral of income Taxes of a holder of limited partnership or limited liability company interests in a Company Subsidiary Partnership, the Company or the Company Subsidiaries have agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets for a period of time that has not since expired, (C) make or refrain from making Tax elections, (D) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets, and/or (E) only dispose of assets in a particular manner. As used herein, “Company Subsidiary Partnership” means a subsidiary of the Company that is a partnership for U.S. federal income tax purposes.

(i) There are no material Tax Liens upon any property or assets of the Company or any Company Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained (if such reserves are required pursuant to GAAP).

(j) Neither the Company nor any Company Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(k) Except as set forth in Section 4.17(k) of the Company Disclosure Letter, there are no Tax allocation or sharing agreements or similar arrangements with respect to or involving the Company or any Company Subsidiary, and after the Closing Date neither the Company nor any Company Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(l) Neither the Company nor any Company Subsidiary (A) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (B) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(m) Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(n) Neither the Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(o) Neither the Company nor any Company Subsidiary: (i) has agreed to make any adjustment pursuant to Section 481(a) of the Code, (ii) has any knowledge that the IRS has proposed, in writing, such an adjustment or a change in accounting method with respect to the Company or any Company Subsidiary or (iii) has any application pending with the IRS or any other Governmental Authority requesting permission for any change in accounting method.

(p) To the knowledge of the Company (and other than in connection with the transactions contemplated by this Agreement), there are no proposed reassessments of any real property owned by the Company or any Company Subsidiary that would result in a material increase in the amount of any material Tax to which the Company or any Company Subsidiary would be subject.

(q) No written power of attorney that has been granted by the Company or any of the Company Subsidiaries (other than to the Company or a Company Subsidiary) currently is in force with respect to any matter relating to Taxes.

Section 4.18 Insurance. The Company has made available to Parent copies of all material insurance policies and all material fidelity bonds or other material insurance service contracts in the Company’s possession providing coverage for all Company Properties (the “Company Insurance Policies”). The Company Insurance Policies include all material insurance policies and all material fidelity bonds or other material insurance service contracts required by any Company Lease. Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no claim for coverage by the Company or any Company Subsidiary pending under any of the Company Insurance Policies that has been denied or disputed by the insurer. Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, all premiums payable under all Company Insurance Policies have been paid, and the Company and the Company Subsidiaries have otherwise complied with the terms and conditions of all of the Company Insurance Policies. To the knowledge of the Company, the Company Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect. No written notice of cancellation or termination has been received by the Company or any Company Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 4.19 Opinion of Financial Advisor.

(a) The Company has received the opinion of Robert A. Stanger & Co., Inc. (“Company Financial Advisor”) that, as of the date of such opinion and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Per Company Common Share Merger Consideration is fair from a financial point of view to the holders of Company Common Stock. The Company has been authorized by the Company Financial Advisor to permit, subject to review and consent by the Company Financial Advisor, the inclusion of the opinion of the Company Financial Advisor in its entirety, and references thereto, in the Proxy Statement.

(b) The Company has received the opinion of the Company Financial Advisor that, as of the date of such opinion and subject to the assumptions, qualifications, limitations and other matters set forth therein, the consideration to be received by the Excluded Asset Sellers pursuant to the Excluded Asset Purchase Agreements is fair from a financial point of view to the Excluded Asset Sellers.

Section 4.20 Takeover Statutes. The Company Board has taken all action necessary to render inapplicable to this Agreement and the Mergers the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to this Agreement and the Mergers. There are no other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statutes or similar federal or state Laws (collectively, “Takeover Statutes”) or any takeover provisions in the Company Charter, Company Bylaws, Certificate of Limited Partnership of Merger Partnership or the Merger Partnership Agreement that would hinder, prevent or delay the Company’s and Merger Partnership’s ability to consummate the Mergers or the other transactions contemplated by this Agreement.

Section 4.21 Vote Required. The affirmative vote of the holders of not less than a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of shares of stock of the Company necessary to adopt this Agreement and approve the Company Merger and the other transactions contemplated hereby (other than the Partnership Approval, which has already been obtained).

Section 4.22 Brokers. No broker, finder or investment banker (other than the Company Financial Advisor, Citigroup Global Markets Inc. and KeyBanc Capital Markets Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Mergers based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

Section 4.23 Investment Company Act. Neither the Company nor any Company Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 4.24 Affiliate Transactions. Except as set forth in Section 4.24 of the Company Disclosure Letter or in the Company SEC Filings filed with the SEC prior to the date of this Agreement or as permitted by this Agreement, from January 1, 2014 through the date of this Agreement, there have not been any transactions that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.25 Excluded Asset Transactions.

(a) None of the Excluded Asset Companies owns or has any rights to any of the assets or properties used in the business conducted by the Company or any Company Subsidiary other than the Excluded Assets. Except as set forth in Section 4.25(a)(i) of the Company Disclosure Letter, none of the Excluded Asset Companies has any liabilities or obligations with respect to the Excluded Assets or under any contract or arrangement. Except as set forth in Section 4.25(a)(ii) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary (other than the Excluded Asset Companies) has any liabilities or obligations with respect to the Excluded Assets or under any contract or arrangement of any Excluded Asset Company.

(b) The consideration provided pursuant to the Excluded Asset Purchase Agreements (i) is fair and reasonable and (ii) constitutes reasonably equivalent value and fair consideration under Title 11 of the United States Code and other applicable Laws.

(c) The Excluded Asset Transactions were not made to hinder, delay or defraud any creditor of any Excluded Asset Company.

(d) Except as set forth in Section 4.25(d) of the Company Disclosure Letter, as of the date hereof and upon the consummation of the Excluded Asset Transactions, each Excluded Asset Company (i) is and will be Solvent, (ii) has and will have sufficient capital for carrying on its business and (iii) is and will be able to pay its debts as they mature. As used in this Agreement, the term “Solvent” means, with respect to a particular date, that on such date (A) the present fair market value (or present fair saleable value) of the assets of each Excluded Asset Company is not less than the total amount required to pay the liabilities of such Excluded Asset Company on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured; (B) each Excluded Asset Company is able to pay its debts and other liabilities, contingent obligations and commitments as they mature and become due in the normal course of business; (C) no Excluded Asset Company is incurring debts or liabilities beyond its ability to pay as such debts and liabilities mature; (D) no Excluded Asset Company is engaged in any business or transaction, or proposes to engage in any business or transaction, for which its property would constitute unreasonably small capital after giving due consideration to the prevailing practice in the industry in which any Excluded Asset Company is engaged; and (E) no Excluded Asset Company is otherwise insolvent under the standards set forth in applicable Laws.

(e) Each of the Excluded Asset Sellers had as of the date of the Excluded Asset Purchase Agreements and continues to have the requisite organizational power and authority to execute and deliver the Excluded Asset Purchase Agreements, and has the requisite organizational power and authority to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery of the

Excluded Asset Purchase Agreements by each of the Excluded Asset Sellers, and the consummation by each of the Excluded Asset Sellers of the transactions contemplated thereby, have been duly and validly authorized by all necessary organizational action, and no other organizational proceedings on the part of each of the Excluded Asset Sellers is necessary to authorize the Excluded Asset Purchase Agreements or the consummation of the transactions contemplated thereby. No vote of the holders of shares of Company Common Stock or any other class or series of capital stock or other equity securities of the Company or any Company Subsidiary is required in connection with the execution or delivery of the Excluded Asset Purchase Agreements by any of the Excluded Asset Sellers or in connection with the consummation of any of the transactions contemplated thereby. Each of the Excluded Asset Purchase Agreements has been duly executed and delivered by each of the Excluded Asset Sellers and, assuming the Excluded Asset Purchase Agreements were duly authorized, executed and delivered by the other parties thereto, constitutes a legally valid and binding obligation of each of the Excluded Asset Sellers, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(f) The execution and delivery of the Excluded Asset Purchase Agreements by any of the Excluded Asset Sellers does not, and the performance of the Excluded Asset Purchase Agreements and the consummation of the transactions contemplated thereby by any of the Excluded Asset Sellers will not, (i) conflict with or violate any provision of the Company Charter or Company Bylaws or any equivalent organizational documents of any Company Subsidiary, (ii) conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, or result in the triggering of any payments pursuant to, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other legally binding obligation to which the Company or any Company Subsidiary is a party, except as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The execution and delivery of the Excluded Asset Purchase Agreements by any of the Excluded Asset Sellers did not, and the performance of the Excluded Asset Purchase Agreements by the Excluded Asset Sellers will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority.

Section 4.26 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither the Company, Merger Partnership, any of the other Company Subsidiaries nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT, MERGER SUB I, MERGER SUB II AND THE PARTNERSHIP

Except as set forth in the disclosure letter that has been prepared by Parent and delivered by Parent to the Company in connection with the execution and delivery of this Agreement (the “Parent Disclosure Letter”) ((x) it being agreed that disclosure of any item in any Section of the Parent Disclosure Letter with respect to any Section or subsection of Article V of this Agreement shall be deemed disclosed with respect to any other Section or subsection of Article V of this Agreement to the extent such relationship is reasonably apparent, provided that nothing in the Parent Disclosure Letter is intended to broaden the scope of any representation or warranty of Parent, Merger Sub I, Merger Sub II or the Partnership, and (y) no reference to or disclosure of any item or other matter in the Parent Disclosure Letter shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to or disclosed in the Parent Disclosure

Letter, or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which Parent, Merger Sub I, Merger Sub II, the Partnership or any other Parent Subsidiary is a party exists or has actually occurred)), Parent, Merger Sub I, Merger Sub II and the Partnership hereby jointly and severally represent and warrant to the Company and Merger Partnership that:

Section 5.1 Organization and Qualification; Subsidiaries.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Parent is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Merger Sub I is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Merger Sub I is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c) Merger Sub II is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Merger Sub II is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(d) The Partnership is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite partnership power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. The Partnership is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.2 Authority.

(a) Each of Parent, Merger Sub I, Merger Sub II and the Partnership has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Mergers and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of Parent, Merger Sub I, Merger Sub II and the Partnership and the consummation by each of Parent, Merger Sub I, Merger Sub II and the Partnership of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate, limited liability company and limited partnership action, and no other corporate, limited liability company or limited partnership proceedings on the part of Parent, Merger Sub I, Merger Sub II or the Partnership, as applicable, are necessary to authorize this Agreement or the Mergers or to consummate the transactions contemplated hereby, subject, with respect to the Mergers, to the filing of the Articles of Merger with the SDAT and the Partnership Merger Certificate with the DSOS.

(b) This Agreement has been duly executed and delivered by each of Parent, Merger Sub I, Merger Sub II and the Partnership and, assuming due authorization, execution and delivery by the Company and Merger Partnership, constitutes a legally valid and binding obligation of each of Parent, Merger Sub I, Merger Sub II and the Partnership, enforceable against Parent, Merger Sub I, Merger Sub II and the Partnership in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 5.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of Parent, Merger Sub I, Merger Sub II and the Partnership do not, and the performance of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby by each of Parent, Merger Sub I, Merger Sub II and the Partnership will not, (i) conflict with or violate any provision of (A) the organizational or governing documents of Parent, Merger Sub I, Merger Sub II or the Partnership or (B) any equivalent organizational or governing documents of any other Parent Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.3(b) have been obtained, all filings and notifications described in Section 5.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Merger Sub I, Merger Sub II, the Partnership or any other Parent Subsidiary or by which any property or asset of Parent, Merger Sub I, Merger Sub II, the Partnership or any other Parent Subsidiary is bound, or (iii) require any consent or notice or approval under, result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Parent, Merger Sub I, Merger Sub II, the Partnership or any other Parent Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which Parent, Merger Sub I, Merger Sub II, the Partnership or any other Parent Subsidiary is a party, except, as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Parent, Merger Sub I, Merger Sub II and the Partnership do not, and the performance of this Agreement by each of Parent, Merger Sub I, Merger Sub II and the Partnership will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Proxy Statement and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) as may be required under the rules and regulations of the NYSE, (iii) the filing of the Articles of Merger with the SDAT and the Partnership Merger Certificate with the DSOS, (iv) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (v) such filings as may be required in connection with state and local transfer Taxes, and (vi) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.4 SEC Filings; Financial Statements.

(a) Parent has filed with, or furnished (on a publicly available basis) to, the SEC all forms, reports, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, including any amendments or supplements thereto, from and after January 1, 2013 (collectively, the “Parent SEC Filings”). Each Parent SEC Filing, as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC thereunder, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements contained or incorporated by reference in the Parent SEC Filings (as amended, supplemented or restated, if applicable), including the related notes and schedules, was prepared (except as indicated in the notes thereto) in accordance with GAAP applied on a consistent basis throughout the periods indicated, and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of Parent and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

Section 5.5 Sufficient Funds. Parent will have available at the Company Merger Effective Time sufficient cash or lines of credit to satisfy its obligations hereunder, including to pay any and all amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, including the Mergers.

Section 5.6 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Mergers based upon arrangements made by or on behalf of Parent, Merger Sub I, Merger Sub II, the Partnership or any other Parent Subsidiary.

Section 5.7 Litigation. There is no Action pending or, to the knowledge of Parent, threatened against Parent or any Parent Subsidiary or any of its or their respective properties or assets that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.8 No Ownership of Company Common Stock. As of the date of this Agreement, neither Parent nor any Parent Subsidiary, including Merger Sub I, Merger Sub II and the Partnership, own any Company Common Stock or other securities of the Company or Merger Partnership.

Section 5.9 Proxy Statement. None of the information, if any, supplied by Parent, Merger Sub I, Merger Sub II or the Partnership to the Company for inclusion in the Proxy Statement or other documents to be filed with the SEC in connection herewith will contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make statements therein not false or misleading at the time and in light of the circumstances under which such statement is made.

Section 5.10 No Additional Representations. Except for the representations and warranties contained in this Article V, neither Parent, Merger Sub I, Merger Sub II, the Partnership nor any other Person makes any other express or implied representation or warranty on behalf of Parent, Merger Sub I, Merger Sub II and the Partnership or any of their Affiliates. Each of Parent, Merger Sub I, Merger Sub II and the Partnership acknowledges that neither the Company nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent and its Representatives, except as expressly set forth in Article IV (which includes the Company Disclosure Letter and the Company SEC Filings, as applicable).

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company.

(a) The Company covenants and agrees that, between the date of this Agreement and the earlier to occur of the Company Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1 (the “Interim Period”), except to the extent required by Law, as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in this Section 6.1(a) or Section 6.1(c) of the Company Disclosure Letter, the Company shall, and shall cause each of the Company Subsidiaries to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use its reasonable best efforts to maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of the Company’s or any Company Subsidiaries’ control excepted), preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with Third Parties, keep available the services of its present officers, Company Employees and Service Providers, maintain all Company Insurance Policies, and maintain the status of the Company as a REIT.

(b) The Company shall (i) use its reasonable best efforts to obtain the opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz PC described in Section 7.2(j) and (ii) deliver to Baker, Donelson, Bearman, Caldwell & Berkowitz PC an officer’s certificate dated as of the Closing Date and signed by an officer of the Company and Merger Partnership, containing representations of the Company and Merger Partnership as shall be reasonably necessary or appropriate to enable Baker, Donelson, Bearman, Caldwell & Berkowitz PC to render the opinion described in Section 7.2(j).

(c) Without limiting the foregoing, the Company covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.1(a) or Section 6.1(c) of the Company Disclosure Letter, the Company shall not, and shall not cause or permit any Company Subsidiary to, do any of the following:

(i) amend or propose to amend the Company Charter or Company Bylaws (or such equivalent organizational or governing documents of any Company Subsidiary);

(ii) split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of the Company or any Company Subsidiary;

(iii) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of the Company or any Company Subsidiary or other equity securities or ownership interests in the Company or any Company Subsidiary, except (A) as permitted pursuant to Section 6.12(a), (B) for (1) the payment of dividends or distributions declared prior to the date of this Agreement and (2) regular cash dividends and distributions (declared quarterly in advance, paid monthly, and accrued daily) including and through the Closing Date, in accordance with past practice at a rate not to exceed the annual rate of $0.70 per share or unit, as applicable, or (C) in transactions between the Company and any of its wholly-owned Company Subsidiaries or solely between wholly-owned Company Subsidiaries (excluding for purposes of this subclause (C), Company Subsidiaries which are Excluded Asset Companies);

(iv) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of the Company or a Company Subsidiary, other than the withholding of shares of Company Common Stock to satisfy withholding Tax obligations with respect to awards granted pursuant to the Company Stock Plan;

(v) except for transactions among the Company and one or more wholly-owned Company Subsidiaries or among one or more wholly-owned Company Subsidiaries (excluding for purposes of this Section 6.1(c)(v), Company Subsidiaries which are Excluded Asset Companies), or as otherwise contemplated in Section 6.1(c)(v) of the Company Disclosure Letter, issue, sell, pledge, dispose, encumber or grant any shares of the Company’s or any of the Company Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of the Company Subsidiaries’ capital stock or other equity interests;

(vi) except as otherwise contemplated in Section 6.1(c)(vi) of the Company Disclosure Letter, grant, confer, award, or modify the terms of any Company Restricted Shares, convertible securities, or other rights to acquire, or denominated in, any of the Company’s or any of the Company Subsidiaries’ capital stock;

(vii) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property (other than personal property at a total cost of less than $250,000 in the aggregate), corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except acquisitions by the Company or any wholly-owned Company Subsidiary of or from an existing wholly-owned Company Subsidiary (excluding for purposes of this Section 6.1(c)(vii), Company Subsidiaries which are Excluded Asset Companies);

(viii) sell, pledge, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except (A) pursuant to an obligation arising under any agreement referenced in Section 4.16 of the Company Disclosure Letter, or (B) in the case of pledges and encumbrances, in the ordinary course of business consistent with past practice and that would not be material to any Company Property or any assets of the Company or any Company Subsidiary;

(ix) incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (including any Excluded Asset Company, but excluding any other wholly-owned Company Subsidiary), except (A) Indebtedness incurred under the Company’s existing credit facility pursuant to the Company’s budget set forth in Section 6.1(c)(ix) of the Company Disclosure Letter or (B) as set forth in Section 6.1(c)(ix) of the Company Disclosure Letter;

(x) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, employees, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of any such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by the Company or a wholly-owned Company Subsidiary to the Company or a wholly-owned Company Subsidiary (excluding for purposes of this Section 6.1(c)(x), Company Subsidiaries which are Excluded Asset Companies), (B) loans or advances required to be made under any of the Company Leases, or (C) as set forth in Section 6.1(c)(x) of the Company Disclosure Letter;

(xi) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any contract that, if existing as of the date hereof, would be a Company Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing Company Material Contract that occurs automatically without any action by the Company or any Company Subsidiary and that will be fully assigned or otherwise transferred in connection with the Excluded Asset Transactions or (B) the entry into any new contract or renewal of any Company Material Contract where the aggregate payments under any such new contracts and existing Company Material Contracts do not exceed $250,000 individually or $1,000,000 in the aggregate;

(xii) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Lease (or any lease for real property that, if existing as of the date hereof, would be a Company Lease), other than the entry into any new lease or renewal of any Company Lease, in each case not involving a ground lease, where the aggregate payments under any such new leases and existing Company Leases do not exceed $250,000 individually or $1,000,000 in the aggregate;

(xiii) enter into any lease agreements with tenants or renew, modify or extend any Company Lease or Tenant Lease other than Company Leases or Tenant Leases for storage space on Company Property in the ordinary course of business and in no event: (A) for a term greater than six (6) months; (B) at rental rates materially less than the rates then in effect for like storage units; or (C) which allow material rent concessions unless such rent concessions are made in the Company’s ordinary course of business consistent with past practice;

(xiv) waive, release, assign any material rights or claims or make any payment, direct or indirect, of any liability of the Company or any Company Subsidiary before the same comes due in accordance with its terms, other than in the ordinary course of business consistent with past practice;

(xv) settle or compromise (A) any legal action, suit or arbitration proceeding, in each case made or pending against the Company or any of the Company Subsidiaries, and (B) any legal action, suit or proceeding involving any present, former or purported holder or group of holders of the Company Common Stock other than in accordance with Section 6.8, in each case, in an amount in excess of $250,000;

(xvi) (A) hire or terminate any Company Employee (other than termination for cause) or promote or appoint any Person to a position of officer or director of the Company or any Company Subsidiary, (B) increase in any manner the amount, rate or terms of compensation or benefits of any of its directors, officers, Company Employees or Service Providers, except as may be required under any existing Company Benefit Plans, (C) pay or agree to pay any pension, retirement allowance or other compensation or benefit not contemplated by any Company Benefit Plan to any director, officer, Company Employee or Service Provider of the Company or any Company Subsidiary, whether past or present, (D) enter into, adopt, amend or terminate any employment, bonus, change in control, severance or retirement contract or Company Benefit Plan or other compensation or employee benefits arrangement, (E) accelerate the vesting or payment of any compensation or benefits under any Company Benefit Plan or other compensation arrangement, (F) grant any awards under any equity-based, bonus, incentive, performance or other compensation plan or arrangement or Company Benefit Plan or (G) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Company Benefit Plan, in each case, other than in the ordinary course of business consistent with past practice or as required by Law;

(xvii) fail to maintain all financial books and records in all material respects in accordance with GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect at January 1, 2015, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change, other than in the ordinary course of business consistent with past practice, with respect to accounting policies, unless required by GAAP or the SEC;

(xviii) enter into any new line of business;

(xix) fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(xx) enter into or amend any Company Tax Protection Agreement, make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file or amend any material Tax Return, settle or compromise any material U.S. federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except in each case (A) if required by Law or (B) if necessary (x) to preserve the Company’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xxi) take any action that could, or fail to take any action, the failure of which could, reasonably be expected to cause (A) the Company to fail to qualify as a REIT or (B) any Company Subsidiary’s entity classification for income tax purposes to change;

(xxii) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

(xxiii) permit any material insurance policy to terminate or lapse without replacing such policy with comparable coverage or amend or cancel any material insurance policy;

(xxiv) initiate or consent to any material zoning reclassification of any real property or any other material change to any approved site plan, special use permit, planned development approval or other land use entitlement affecting any Company Property;

(xxv) effect any deed in lieu of foreclosure, or sell, assign, encumber or transfer to a lender any property;

(xxvi) form any new funds or joint ventures;

(xxvii) except pursuant to the Company’s budget set forth in Section 6.1(c)(ix) of the Company Disclosure Letter, make or commit to make any capital expenditures in excess of $250,000 individually or $1,000,000 in the aggregate;

(xxviii) amend or modify the compensation terms or any other obligations of the Company contained in the engagement letter with the Company Financial Advisor, Citigroup Global Markets Inc. or KeyBanc Capital Markets Inc. in a manner adverse to the Company, any Company Subsidiary or Parent or engage other financial advisors in connection with the transactions contemplated by this Agreement;

(xxix) take, or agree to commit to take, any action that would reasonably be expected to result in any of the conditions to the Mergers set forth in Article VII not being satisfied; or

(xxx) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

provided that none of the foregoing provisions of this Section 6.1 shall in any way restrict the ability of the Company or any of the Company Subsidiaries to consummate the Excluded Asset Transactions pursuant to the express terms of the Excluded Asset Purchase Agreements.

(d) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company from taking any action, at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of counsel to the Company, is reasonably necessary for the Company to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Company Merger Effective Time.

Section 6.2 Conduct of Business by Parent.

(a) Parent covenants and agrees that during the Interim Period, Parent shall not (i) take any action that is intended to or would result in any of the conditions to the Mergers becoming incapable of being satisfied; or (ii) take any action or fail to take any action which would, or would reasonably be expected to, prevent, materially delay or materially impede the ability of the Company and Merger Sub I to consummate the Company Merger, or the ability of Merger Partnership and Merger Sub II to consummate the Partnership Merger, or the ability of any of Parent, Merger Sub I, Merger Sub II, the Partnership, the Company and Merger Partnership to complete the other transactions contemplated by this Agreement.

(b) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Parent from taking any action, at any time or from time to time, that in the reasonable judgment of the Parent Board, upon advice of counsel to Parent, is reasonably necessary for Parent to continue to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Company Merger Effective Time.

Section 6.3 Preparation of Proxy Statement.

(a) As promptly as practicable following the date of this Agreement (but in any event not later than twenty-five (25) Business Days thereafter), the Company shall prepare the Proxy Statement and after consultation with, and approval by Parent, file the preliminary Proxy Statement with the SEC. The Company shall use its reasonable best efforts to (i) obtain and furnish the information required to be included by the SEC in the Proxy Statement, respond, after consultation with Parent, promptly to any comments made by the SEC with respect to the Proxy Statement, and (ii) promptly upon the earlier of (x) receiving notification that the SEC is not reviewing the preliminary Proxy Statement and (y) the conclusion of any SEC review of the preliminary Proxy Statement, cause a definitive Proxy Statement to be mailed to the Company’s stockholders and, if necessary, after the definitive Proxy Statement shall have been so mailed, promptly circulate amended or supplemental proxy materials and, if required in connection therewith, resolicit proxies; provided, however, that no such amended or supplemental proxy materials will be filed with the SEC or mailed by the Company without consultation and review by Parent. The Company shall promptly notify Parent of the receipt of any comments from the SEC and of any request from the SEC for amendments or supplements to the Proxy Statement or for additional information, and shall promptly supply Parent with copies of all written correspondence between the Company or its Representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the Proxy Statement, the Mergers or any of the other transactions contemplated by this Agreement. Parent shall reasonably cooperate with the Company in connection with the preparation of the Proxy Statement, including furnishing to the Company any and all information regarding Parent, Merger Sub I, Merger Sub II, the Partnership and their respective Affiliates as may be required to be disclosed therein. The Proxy Statement shall contain the Company Recommendation, except to the extent that the Company Board shall have effected an Adverse Recommendation Change, as permitted by and determined in accordance with Section 6.5(d).

(b) If at any time prior to the Company Stockholders Meeting any event or circumstance relating to the Company or Parent or any of their respective subsidiaries, or their respective officers or directors, should be discovered by the Company or Parent, as the case may be, which, pursuant to Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company or Parent, as the case may be, shall promptly inform the other party hereto, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the Company’s stockholders. All documents that the Company is responsible for filing with the SEC in connection with the Mergers will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder.

(c) Company Stockholders Meeting. Subject to the Company’s rights with respect to a Superior Proposal or Intervening Event under Section 6.5, the Company shall, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of the holders of the Company Common Stock (the “Company Stockholders Meeting”) for the purpose of seeking the Company Requisite Vote. The Company shall, through the Company Board, (i) make the Company Recommendation and (ii) use its reasonable best efforts to solicit the Company Requisite Vote (including by soliciting proxies from the Company’s stockholders), except to the extent that the Company Board shall have effected an Adverse Recommendation Change, as permitted by and determined in accordance with Section 6.5(d). The Company shall keep Parent updated with respect to proxy solicitation results as reasonably requested by Parent. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Stockholders Meeting (A) after consultation with Parent, to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to the holders of Company Common Stock sufficiently in advance of a vote on this Agreement and the Company Merger to ensure that such vote occurs on the basis of full and complete information as required under applicable Law or (B) after consent by Parent, if additional time is reasonably required to solicit proxies in favor of the adoption of this Agreement and the Company Merger.

Section 6.4 Access to Information; Confidentiality.

(a) During the Interim Period, to the extent permitted by applicable Law, the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours and upon reasonable advance notice to all of its and their respective properties, offices, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of the Company Subsidiaries to, furnish reasonably promptly to Parent (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (ii) all other information (financial or otherwise) concerning its business, properties and personnel as Parent may reasonably request, including the information set forth in Section 6.4 of the Company Disclosure Letter. Subject to the terms of the Tenant Leases, Parent shall have the right to such reasonable access during normal business hours and upon reasonable advance notice in order to prepare or cause to be prepared surveys, inspections, engineering studies, environmental assessments and other tests, examination or studies with respect to the Company Properties that Parent deems to be reasonably necessary, so long as such access does not unduly interfere with the Company’s ordinary conduct of business.

(b) Parent will hold, and will cause its Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.4, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

(c) Each of the Company and Parent agree to give prompt written notice to the other upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Company Subsidiaries or the Parent Subsidiaries, respectively, which (i) would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, or (ii) if unremedied by the Company Merger Effective Time, would cause or constitute a material breach of any of its representations, warranties or covenants contained herein, and to use its reasonable best efforts to prevent or promptly to remedy the same; provided, however, that no such notification shall affect the representations and warranties of any party or relieve any party of any breach of any such representation or warranty or affect the remedies available to the party receiving notice hereunder.

Section 6.5 Company Acquisition Proposals.

(a) Subject to the other provisions of this Section 6.5, during the Interim Period, the Company agrees that it shall not, and shall cause each of the Company Subsidiaries not to, and shall not authorize and shall use reasonable best efforts to cause its and their officers and directors, managers or equivalent, and other Representatives not to, directly or indirectly through another Person, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal (an “Inquiry”), (ii) engage in any discussions or negotiations regarding, or furnish to any Third Party any non-public information in connection with, or knowingly facilitate in any way any effort by, any Third Party in furtherance of any Company Acquisition Proposal or Inquiry, (iii) approve or recommend a Company Acquisition Proposal, or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar definitive agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.5) providing for or relating to a Company Acquisition Proposal (an “Alternative Acquisition Agreement”), or (iv) propose or agree to do any of the foregoing.

(b) Notwithstanding anything to the contrary in this Section 6.5, at any time prior to obtaining the Company Stockholder Approval, the Company may, directly or indirectly, through any Representative, in response to an unsolicited bona fide written Company Acquisition Proposal by a Third Party made after the date of this Agreement (that did not result from a breach of this Section 6.5) (i) furnish non-public information to such Third Party (and such Third Party’s Representatives) making a Company Acquisition Proposal (provided, however, that (A) prior to so furnishing such information, the Company receives from the Third Party an executed confidentiality agreement on customary terms no more favorable to such Person than the Confidentiality Agreement (such confidentiality agreement, an “Acceptable Confidentiality Agreement”), and (B) any non-public information concerning the Company or the Company Subsidiaries that is provided to such Third Party shall, to the extent not previously provided to Parent, be provided to Parent prior to or simultaneously with providing it to such Third Party), and (ii) engage in discussions or negotiations with such Third Party (and such Third Party’s Representatives) with respect to the Company Acquisition Proposal if, in the case of each of clauses (i) and (ii): (x) the Company Board determines in good faith, after consultation with outside legal counsel and financial advisors, that such Company Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Proposal, and (y) the Company Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law; provided, however, that in each of the foregoing clauses (i) and (ii), such Company Acquisition Proposal was not solicited in violation of this Section 6.5.

(c) The Company shall notify Parent promptly (but in no event later than 48 hours) after receipt of any Company Acquisition Proposal or any request for nonpublic information relating to the Company or any Company Subsidiary by any Third Party that informs the Company that it is considering making, or has made, a Company Acquisition Proposal, or any Inquiry from any Person seeking to have discussions or negotiations with the Company relating to a possible Company Acquisition Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Third Party making the Company Acquisition Proposal, request or Inquiry and the material terms and conditions of any Company Acquisition Proposals, Inquiries, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). The Company shall also promptly, and in any event within 48 hours, notify Parent, orally and in writing, if it enters into discussions or negotiations concerning any Company Acquisition Proposal or provides nonpublic information or data to any Person in accordance with this Section 6.5(c) and keep the other party informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

(d) Except as permitted by this Section 6.5(d), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, modify or qualify in any manner adverse to Parent (or publicly propose to withhold, withdraw, modify or qualify in a manner adverse to Parent), the Company Recommendation, (ii) approve, adopt or recommend (or publicly propose to approve, adopt or recommend) any Company Acquisition Proposal, (iii) fail to include the Company Recommendation in the Proxy Statement, (iv) fail to publicly recommend against any Company Acquisition Proposal within ten (10) Business Days of the request of Parent or reaffirm the Company Recommendation within ten (10) Business Days (any of the actions described in clauses (i), (ii), (iii) and (iv) of this Section 6.5(d), an “Adverse Recommendation Change”), or (v) approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit the Company to enter into, any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.5). Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Stockholder Approval, the Company Board shall be permitted to effect an Adverse Recommendation Change (x) upon the incurrence of an Intervening Event, that, in the good faith determination of the Company Board, after consultation with outside legal counsel, the failure to take such action would be inconsistent with the directors’ duties under applicable Law, or (y) if the Company Board (i) has received an unsolicited bona fide Company Acquisition Proposal (that did not result from a breach of this Section 6.5) that, in the good faith determination of the Company Board, after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by Parent pursuant to Section 6.5(e), and such Company Acquisition Proposal is not withdrawn, and (ii) determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law.

(e) The Company Board shall not be entitled to effect an Adverse Recommendation Change as permitted under clause (y) of Section 6.5(d) unless (i) the Company has provided a written notice (a “Notice of Superior Proposal”) to Parent that the Company intends to take such action, specifying in reasonable detail the reasons therefor and describing the material terms and conditions of, and attaching a complete copy of, the Superior Proposal that is the basis of such action (it being understood that such material terms shall include the identity of the Third Party), (ii) during the three (3) Business Day period following Parent’s receipt of the Notice of Superior Proposal, the Company shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal, and (iii) following the end of the three (3) Business Day period, the Company Board shall have determined in good faith, after consultation with outside legal counsel and financial advisors, taking into account any changes to this Agreement proposed in writing by Parent in response to the Notice of Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal and, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law. Any amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice of Superior Proposal, and the Company shall be required to comply again with the requirements of this Section 6.5(e); provided, however, that references to the three (3) Business Day period above shall then be deemed to be references to a two (2) Business Day period.

(f) Nothing contained in this Section 6.5 or elsewhere in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through its Representatives, from disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act; provided, however, that any disclosure other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, an express rejection of any applicable Company Acquisition Proposal or an express reaffirmation of the Company Recommendation to the Company’s stockholders in favor of the Company Merger shall be deemed to be an Adverse Recommendation Change.

(g) The Company shall, and shall cause each of the Company Subsidiaries, and its and their officers and directors, managers or equivalent, and other Representatives to (i) immediately cease any existing discussions, negotiations or communications with any Person conducted heretofore with respect to any Company Acquisition Proposal and (ii) take such action as is necessary to enforce any confidentiality or “standstill” provisions or provisions of similar effect to which the Company or any of the Company Subsidiaries is a party or of which the Company or any of the Company Subsidiaries is a beneficiary; provided, however, that the Company shall be permitted to waive any “standstill” provision or provision of similar effect for the limited purpose of allowing a Third Party to submit a Company Acquisition Proposal. The Company shall use its reasonable best efforts to cause all Third Parties who have been furnished confidential information regarding the Company in connection with the solicitation of or discussions regarding a Company Acquisition Proposal within the six (6) months prior to the date of this Agreement to promptly return or destroy such information (to the extent that the Company is entitled to have such information returned or destroyed).

(h) Nothing in this Section 6.5 shall (i) permit the Company to terminate this Agreement or (ii) affect any other obligation of the Company under this Agreement. The Company shall not submit to the vote of its stockholders any Company Acquisition Proposal other than the Company Merger prior to the termination of this Agreement.

(i) For purposes of this Agreement:

(i) “Company Acquisition Proposal” means any proposal or offer for (or expression by a Third Party that it is considering or may engage in), whether in one transaction or a series of related transactions, (A) any merger, consolidation, share exchange, business combination or similar transaction involving the Company or any of the Company Subsidiaries, (B) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any assets of the Company or any Company Subsidiary representing twenty percent (20%) or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole as determined on a book-value basis, (C) any issue, sale or other disposition of (including by way of merger, consolidation, joint venture, business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the voting power of the Company, (D) any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the outstanding shares of any class of voting securities of the Company, (E) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to the Company in which a Third Party shall acquire beneficial ownership of twenty percent (20%) or more of the outstanding shares of any class of voting securities of the Company or (F) any transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Company Acquisition Proposal” shall not include the Company Merger, the Partnership Merger, the Excluded Asset Transactions or the other transactions contemplated by this Agreement.

(ii) “Superior Proposal” means a bona fide written Company Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Company Acquisition Proposal” to “twenty percent (20%)” shall be replaced by “fifty percent (50%)”) made by a Third Party on terms that the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, taking into account all financial, legal, regulatory and any other aspects of the transaction described in such proposal, including the identity of the Person making such proposal, any break-up fees, expense reimbursement provisions and conditions to consummation, as well as any changes to the financial terms of this Agreement proposed by Parent in response to such proposal or otherwise, to be (A) more favorable to the Company and the Company’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by this Agreement and (B) reasonably capable of being completed on the terms proposed.

(j) References in this Section 6.5 to “Company Board” shall include a duly authorized committee thereof.

Section 6.6 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement (including Section 6.5), each of the Company and Parent shall and shall cause the Company Subsidiaries and the Parent Subsidiaries, respectively, to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the Mergers and the other transactions contemplated by this Agreement, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article VII to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement, each of which is set forth in Section 6.6(a) of the Company Disclosure Letter (collectively, the “Required Consents”), (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Mergers so as to enable the Closing to occur as soon as reasonably possible, and (iv) the execution and delivery of any additional instruments necessary to consummate the Mergers and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement.

(b) In connection with and without limiting the foregoing, each of Parent and the Company shall give (or shall cause the Parent Subsidiaries or the Company Subsidiaries, respectively, to give) any notices to Third Parties, and each of Parent and the Company shall use, and cause each of their respective Affiliates to use, its reasonable best efforts to obtain any Third Party consents not covered by Section 6.6(a) that are necessary, proper or advisable to consummate the Mergers, including consents or notices required by any telephone company or related to website advertising. Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement. To the extent practicable, and permitted by a Governmental Authority, each party hereto shall permit Representatives of the other party to participate in meetings (whether by telephone or in person) with such Governmental Authority. Notwithstanding the foregoing, obtaining any approval or consent from any Third Party pursuant to this Section 6.6(b) shall not be a condition to the obligations of Parent.

Section 6.7 Excluded Asset Transactions.

(a) The Company shall, and shall cause the other Excluded Asset Sellers and the Excluded Asset Companies to, cause the Excluded Asset Closings to occur in full on or prior to the Closing Date in accordance with the terms of the Excluded Asset Purchase Agreements.

(b) Notwithstanding anything to the contrary in this Agreement, including Section 6.1, the Company shall not, and shall cause the other Excluded Asset Sellers and the Excluded Asset Companies not to (i) agree to or effect any amendment or modification to, or any waiver under, or any termination of the Excluded Asset Purchase Agreements, including with regards to (A) expanding the conditions precedent to the Excluded Asset Closings, (B) extending the closing date thereunder or taking any action reasonably expected to delay or hinder the Excluded Asset Closings, (C) imposing any additional liability on, or otherwise expanding the obligations of, the Excluded Asset Sellers, (D) reducing the amount, or modifying the form, of consideration to be paid for the Excluded Assets or (E) otherwise modifying the Excluded Asset Purchase Agreements in any respect, or (ii) assign any of their respective rights under the Excluded Asset Purchase Agreements or any agreement, document or instrument contemplated thereby or executed in connection therewith, in each case without the prior written consent of Parent, which shall not be unreasonably withheld, delayed or conditioned (it being understood that any consent provided by Parent hereunder shall not and shall not be deemed to affect Parent’s closing conditions or constitute a waiver thereof).

(c) In the event that any Excluded Asset Purchase Agreement is terminated by any other party thereto, the Company shall use its reasonable best efforts to, and to cause the other Excluded Asset Sellers and the Excluded Asset Companies to, enter into one or more substitute purchase agreements that are reasonably acceptable to Parent (each an “Alternative Excluded Asset Purchase Agreement”) and shall provide reasonable notice to Parent, and keep Parent reasonably apprised of the status and expectations related to any Alternative Excluded Asset Purchase Agreement.

(d) In the event that the Company and the other Excluded Asset Sellers enter into any Alternative Excluded Asset Purchase Agreement, the term “Excluded Asset Purchase Agreements” shall be deemed to include any Alternative Excluded Asset Purchase Agreement to the extent then in effect. Without limiting the generality of the foregoing, the obligations set forth in Section 6.7(a) and Section 6.7(b) shall apply to any Alternative Excluded Asset Purchase Agreement.

Section 6.8 Notification of Certain Matters; Transaction Litigation.

(a) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication received by such party from any Governmental Authority in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated by this Agreement.

(b) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that the applicable closing conditions would reasonably be expected to be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

(c) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any Action commenced or, to such party’s knowledge, threatened against, relating to or involving such party or any of the Company Subsidiaries or the Parent Subsidiaries, respectively, which relate to this Agreement, the Mergers or the other transactions contemplated by this Agreement. The Company shall give Parent the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against the Company and/or its directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.9 Public Announcements. So long as this Agreement is in effect, the Company and Parent shall, and shall cause their respective Affiliates to, to the extent reasonably practicable, consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated hereby, and none of the parties shall issue any such press release or make any such public statements or filing prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that a party may, without obtaining the other parties’ consent, issue such press release or make such public statement or filing as may be required by Law, Order or the applicable rules of any stock exchange or the applicable provisions of any listing agreement of any party hereto. If for any reason it is not practicable to consult with the other party before making any public statement with respect to this Agreement or any of the transactions contemplated hereby, then the party making such statement shall not make a statement that is inconsistent with public statements or filings to which the other party had previously consented; provided, further, that such consultation and consent shall not be required with respect to any release, communication or announcement to the extent permitted by Section 6.5.

Section 6.10 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Company Merger Effective Time, the Surviving Company shall provide exculpation, indemnification and advancement of expenses for each Indemnitee, which is at least as favorable in scope and amount to such Indemnitee as the exculpation, indemnification and advancement of expenses provided to such Indemnitee by the Company and the Company Subsidiaries immediately prior to the Company Merger Effective Time in the Company Charter or the Company Bylaws or each of the Company Subsidiaries’ respective articles or certificates of incorporation or bylaws (or comparable organizational or governing documents), as in effect on the date of this Agreement; provided that such exculpation, indemnification and advancement of expenses covers actions or omissions at or prior to the Company Merger Effective Time, including all transactions contemplated by this Agreement.

(b) Without limiting the provisions of Section 6.10(a), during the period commencing as of the Company Merger Effective Time and ending on the sixth (6th) anniversary of the Company Merger Effective Time, Parent and the Surviving Company shall (and Parent shall cause the Surviving Company to): (i) indemnify, defend and hold harmless each Indemnitee against and from any fees, costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action, whether civil, criminal, administrative or investigative, to the extent such Action arises out of or pertains to (x) any action or omission or alleged action or omission in such Indemnitee’s capacity as a director, officer, partner or member of the Company or any of the Company Subsidiaries, or (y) this Agreement or any of the transactions contemplated hereby, including the Mergers; and (ii) pay in advance of the final disposition of any such Action the reasonable expenses (including reasonable attorneys’ fees and expenses incurred by any Indemnitee in connection with enforcing any rights with respect to indemnification) of any Indemnitee upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified. Notwithstanding anything to the contrary set forth in this Agreement, Parent or the Surviving Company (i) shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned); and (ii) shall not have any obligation hereunder to any Indemnitee to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Indemnitee shall promptly refund to Parent or the Surviving Company the amount of all such expenses theretofore advanced pursuant hereto.

(c) Parent shall cause the Surviving Company to maintain the Company’s officers’ and directors’ liability insurance policies (accurate and complete copies of which have been previously provided to Parent) in effect on the date hereof (collectively, the “D&O Insurance”) for a period of not less than six (6) years after the Closing Date; provided that the Surviving Company may substitute therefor policies of at least the same coverage and amounts containing terms no less advantageous in any material respect to such former directors or officers so long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring prior to the Company Merger Effective Time; provided further that in no event shall Parent or the Surviving Company be required to pay annual premiums in the aggregate of more than an amount equal to 250% of the current annual premiums paid by the Company for such insurance (the “Maximum Premium”), to maintain or procure insurance coverage pursuant hereto; provided further that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Premium, Parent and the Surviving Company shall procure and maintain for such six-year period as much coverage as can be reasonably obtained for the Maximum Premium. Parent shall have the option to cause coverage to be extended under the Company’s D&O Insurance by obtaining a six-year “tail” policy or policies on terms and conditions no less advantageous in any material respect than the Company’s existing D&O Insurance, subject to the limitations set forth in the provisos above in this Section 6.10(c), and such “tail” policy or policies shall satisfy the provisions of this Section 6.10(c).

(d) Any Indemnitee wishing to claim indemnification under this Section 6.10, upon learning of any claim, action, proceeding or investigation described above, shall promptly notify the Surviving Company thereof in writing; provided that the failure to so notify the Surviving Company shall not affect the indemnification obligations of the Surviving Company under this Section 6.10, except to the extent such failure to notify prejudices the Surviving Company.

(e) The Indemnitees to whom this Section 6.10 applies shall be third-party beneficiaries of this Section 6.10. The provisions of this Section 6.10 are intended to be for the benefit of each Indemnitee and his or her successors, heirs, executors, trustees, fiduciaries, administrators or representatives.

(f) In the event that Parent or the Surviving Company or any of their successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as applicable, shall succeed to the obligations set forth in this Section 6.10.

Section 6.11 Certain Tax Matters.

(a) REIT Matters. The Company shall take all actions, and refrain from taking all actions, as are necessary to ensure that the Company (i) will qualify for taxation as a REIT for U.S. federal income tax purposes for its current taxable year and any other taxable year that includes the Closing Date, and (ii) will not become liable for U.S. federal income Tax under Section 857(b) or 4981 of the Code. During the Interim Period, the Company shall accommodate all reasonable requests of Parent with respect to maintenance of the Company’s REIT status, including for the Company’s 2015 taxable year and, if applicable, 2016 taxable year.

(b) Mitigation of Taxes. Parent and the Company shall, upon written request, use their reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated by this Agreement).

(c) Tax Returns. The Company shall prepare or cause to be prepared and timely file or cause to be timely filed (in each case, including applicable extensions) all Tax Returns for the Company and each Company Subsidiary required to be filed on or prior to the Closing Date, and the Company shall pay all Taxes shown as due on such Tax Returns. Any such Tax Returns shall be prepared in a manner consistent with the historical Tax accounting practices of the Company (except as may be required under applicable Tax Law). The Company shall provide to Parent copies of such Tax Returns at least five (5) days prior to the due date of such Tax Returns

(including applicable extensions) and the Company shall consider in good faith any and all reasonable comments of Parent with respect to such Tax Returns.

(d) FIRPTA Certificate. On the Closing Date, prior to the Company Merger, the Company shall deliver to Merger Sub I a duly executed certificate of non-foreign status, dated as of the Closing Date, substantially in the form of the sample certification set forth in Treasury Regulations Section 1.1445-2(b)(2)(iv)(B).

Section 6.12 Distributions.

(a) During the Interim Period, the Company may make distributions reasonably required for the Company to maintain its status as a REIT under the Code or to avoid the payment of income or excise tax under Sections 857 or 4981 of the Code.

(b) If the Company declares distributions pursuant to Section 6.12(a) or any other provision of this Agreement (including Section 6.1(d)) in excess of the distributions permitted under Section 6.1(c)(iii)(B), the Per Company Common Share Merger Consideration and Per Partnership Unit Merger Consideration shall be decreased by an amount equal to the per share amount of such excess distributions.

Section 6.13 Employee Matters.

(a) Effective immediately following the Closing, the employment of each Company Employee listed in Section 6.13(a) of the Company Disclosure Letter shall be terminated by the Surviving Company (each such employee, a “Terminated Employee”); provided that Parent and the Surviving Company shall be liable for all termination-related payments or benefits set forth in Section 6.13(a) of the Company Disclosure Letter to be paid to such Terminated Employees as a result of such terminations.

(b) The Company and the Company Subsidiaries shall (i) use their reasonable best efforts to maintain good employee relations, (ii) use their reasonable best efforts to ensure that the Company Employees (other than the Terminated Employees) continue to be employed through the Closing Date, and (iii) not engage in any activity intended to discourage any Company Employee from continuing employment with Parent or the Surviving Company following the Closing.

(c) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and the Parent Subsidiaries providing benefits to any Company Employees after the Company Merger Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and Company Subsidiaries and their respective predecessors before the Company Merger Effective Time, to the same extent as such Company Employee was entitled, before the Company Merger Effective Time, to credit for such service under any similar Company Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Company Merger Effective Time; provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Company Employee and his or her eligible dependents and domestic partners shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan in which such Company Employee participated immediately before the Company Merger Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or the Company Subsidiaries in which such employee participated immediately prior to the Company Merger Effective Time, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d) Parent hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Company Benefit Plans will occur at or prior to the Company Merger Effective Time.

(e) The Company may establish a cash retention program with a retention pool in the aggregate amount of up to $1,500,000, in form and substance reasonably satisfactory to Parent, with any retention awards from such retention pool to be paid upon the 60th day following the Company Merger Effective Time. The retention awards contemplated by this Section 6.13(e) shall be allocated to the Company Employees (other than the Terminated Employees) identified, and in the amounts determined, by mutual agreement of the Chief Executive Officer of the Company and the Chief Executive Officer of Parent. If a retention award or portion thereof is forfeited by a participant prior to the Company Merger Effective Time, the Chief Executive Officer of the Company (or his designees) may reallocate the retention award (or unpaid portion thereof) to existing employees or new hires of the Company and the Company Subsidiaries, but only with the prior written consent of Parent, subject to the provisions of this Section 6.13(e).

(f) Prior to making any material written communications to the Company Employees pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication (provided that Parent shall review and comment promptly), and Parent and the Company shall cooperate in providing any such mutually agreeable communication.

(g) Notwithstanding anything to the contrary in this Agreement, the Company shall have the right to pay annual bonus awards to the Company Employees in respect of fiscal year 2015 upon the earlier of (i) immediately prior to the Company Merger Effective Time if the Company Merger Effective Time occurs prior to the end of fiscal year 2015 and (ii) following completion of fiscal year 2015, with such payments to be based upon the greater of (x) actual performance (linearly extrapolating in good faith the Company’s performance as of the Closing Date through the end of fiscal year 2015 if the Company Merger Effective Time occurs prior to the end of fiscal year 2015) and (y) target performance. Section 6.13(g) of the Company Disclosure Letter sets forth the annual bonus awards paid in respect of fiscal year 2014 and the estimated full year annual bonus awards expected to be paid in respect of fiscal year 2015 (linearly extrapolating in good faith the Company’s performance as of the date of this Agreement through the end of fiscal year 2015).

(h) Nothing in this Section 6.13 or any other provision of this Agreement shall (i) confer upon any Company Employee any right to continue in the employ or service of Parent, the Surviving Company or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Company or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Surviving Company or any Affiliate of Parent and the Company Employee, (ii) be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement or (iii) limit the ability of Parent or any of its Affiliates (including, following the Company Merger Effective Time, the Surviving Company, the Surviving Partnership and their subsidiaries) to amend, modify or terminate in accordance with its terms any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.13 shall create any third party beneficiary rights in any other Person, including any current or former director, officer, employee or other service provider of the Company or its Affiliates or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any beneficiaries or dependents thereof).

Section 6.14 Termination of Plans and Agreements. Unless otherwise notified by Parent in writing, the Company shall and shall cause the Company Subsidiaries to take all actions necessary to terminate, and shall cause to be terminated, effective immediately prior to the Company Merger Effective Time, (a) any and all Company Benefit Plans intended to qualify under Section 401(a) of the Code, (b) the Company Stock Plan, such that no further awards shall be granted thereunder, and (c) any and all transactions that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC (except, for purposes hereof, there shall be no dollar threshold of $120,000 or otherwise) (the “Affiliate Transactions”) (other than those set forth in Section 6.14 of the Company Disclosure Letter) that have liabilities or obligations remaining in whole or in part after the Company Merger Effective Time, in each case without any further liability or obligation of Parent, the Company or the Surviving Company thereunder. In connection with clause (c) above, the Company shall use its reasonable best efforts to obtain from the other party or parties to each such Affiliate Transaction a release in favor of Parent, the Surviving Company and their respective Affiliates from any and all liabilities or obligations arising out of such Affiliate Transaction.

Section 6.15 Resignations. Upon the written request of Parent, (a) the Company shall cause any or all of the directors (or persons occupying similar positions in any limited liability company or other entity) and/or officers of the Company and each Company Subsidiary to resign or be removed or, as to officers, to resign or be terminated, effective as of the Closing, and (b) if the Company or any of its affiliated entities has the right to appoint any director (or person occupying a similar position in any limited liability company or other entity), or to cause the resignation or termination of any officer of any other entity in which the Company (directly or indirectly) owns an equity interest, the Company shall cause, effective as of the Closing, such director to resign or be removed and/or such officer to resign or be terminated.

Section 6.16 Cooperation.

(a) The parties acknowledge and agree that, except as otherwise directed by Parent, all Indebtedness of the Company and each Company Subsidiary shall be repaid or otherwise terminated on the Closing Date. In anticipation thereof, at Parent’s request, the Company shall, and shall cause each of the Company Subsidiaries to, (i) use its reasonable best efforts to deliver all notices and take all other actions reasonably necessary or advisable to facilitate the redemption, defeasance or payoff of all Indebtedness of the Company, and the release of all Liens securing such Indebtedness, and (ii) provide such assistance with any debt financing (the “Debt Financing”) as is reasonably requested by Parent related to debt obtained by Parent to pay the Merger Consideration and other amounts due by Parent in connection with the Mergers, including any expenses related thereto, and the refinancing of any existing credit agreements of which Parent is a party (provided, however, that such requested assistance does not unreasonably interfere with the ongoing operations of the Company or any Company Subsidiary). Such assistance shall include, but not be limited to, the following: (A) delivery to Parent and its current or potential lenders of any financial information pertaining to the Company and Company Subsidiaries reasonably necessary to obtain such Debt Financing; (B) participation by the Company’s senior management and Representatives in the negotiation, execution and delivery of any Debt Financing documents as may be reasonably requested by Parent; (C) taking such actions as are reasonably requested by Parent or its current or potential lenders to facilitate the satisfaction on a timely basis of all conditions precedent to obtaining such Debt Financing; and (D) causing its independent auditors and other Representatives to cooperate with the Debt Financing. The Company further agrees to cooperate with Parent in obtaining such title insurance as Parent or any current or potential lender in connection with the Debt Financing may reasonably request. The Company and Parent shall work together in good faith and pursue with their reasonable best efforts to cause the release of any exceptions to title to any of the Company Owned Properties as may be reasonably unacceptable to Parent or any current or potential lender in connection with the Debt Financing.

(b) Notwithstanding the foregoing, Parent agrees that (i) the effectiveness of any definitive documentation executed by the Company or any Company Subsidiaries shall be subject to the consummation of the Closing, (ii) this Section 6.16 shall not require the Company, any Company Subsidiary nor any of their Affiliates to (A) agree to any contractual obligation relating to any proposed Debt Financing that is not conditioned upon the consummation of the Closing and that does not terminate without any liability to the Company, any Company Subsidiary or any of their Affiliates upon the termination of this Agreement in accordance with its terms, (B) pay any commitment or other similar fee, reimburse any expenses, provide any indemnities or incur or assume any obligations in connection with any Debt Financing, or (C) take any action that would reasonably be expected to conflict with or violate the Company’s or any Company Subsidiary’s respective organizational or governing documents, (iii) the Company and the Company Subsidiaries may share non-public information with respect to the Company and its businesses that Parent or its Affiliates may share with its current or potential lenders, provided that the recipients of such information agree to customary confidentiality arrangements, (iv) none of the representations, warranties or covenants of the Company shall be deemed breached or violated by any action taken by the Company or any Company Subsidiary at the request of Parent or any of Parent’s current or potential lenders pursuant to this Section 6.16, (v) Parent shall promptly, upon request of the Company, reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company or any of the Company Subsidiaries, or any of their Representatives, including attorneys’ fees, in connection with any action taken by any of them at the request of Parent or their current or potential lenders pursuant to, and in accordance with this Section 6.16 (provided, that the Company shall have given prior written notice to Parent of the nature and estimated amount of any such fees and expenses that it expected to incur), (vi) Parent shall indemnify and hold harmless the Company and the Company Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments and penalties suffered or incurred by any of them in connection with the Debt Financing and any information used in connection therewith (other than historical information relating to the Company and any Company Subsidiary) and all other actions taken by the Company, the Company Subsidiaries and their respective Representatives taken at Parent’s request pursuant to this Section 6.16, except to the extent finally determined by a court of competent jurisdiction to have arisen from the Company’s, any Company Subsidiary’s or their respective Representatives’ fraud, gross negligence or willful misconduct, and (vii) Parent shall keep the Company reasonably informed of the status of its efforts to arrange and consummate any Debt Financing.

(c) To assist Parent in arranging for the continuation of existing insurance coverage for the Company’s tenants following the Closing, the Company shall, and shall cause each of the Company Subsidiaries to, use its reasonable best efforts to facilitate discussions between the existing tenant insurers and Parent with respect to the continuation of the existing insurance policies and policy renewal programs following the Closing. Such assistance shall include the provision to Parent by the Company and its current and former third party administrators of the tenant insurance programs of copies of the master policies, loss histories and premiums, historical policy sales, current insurance certificate holders and detail on administrative costs, and other information reasonably necessary or advisable for Parent to obtain a substitute master policy and program for tenant insurance coverage following the Closing.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to the Obligations of Each Party. The respective obligations of each party to effect the Mergers and to consummate the other transactions contemplated by this Agreement shall be subject to the satisfaction or (to the extent permitted by Law) waiver by each of the parties, at or prior to the Company Merger Effective Time, of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) No Restraints. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Mergers illegal or otherwise restricting, preventing or prohibiting consummation of the Mergers or otherwise restraining, enjoining, preventing, prohibiting or making illegal the acquisition of some or all of the shares of Company Common Stock by Parent.

Section 7.2 Conditions to the Obligations of Parent, Merger Sub I, Merger Sub II and the Partnership. The respective obligations of Parent, Merger Sub I, Merger Sub II and the Partnership to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent, at or prior to the Company Merger Effective Time, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 4.1(a) and (b) (Organization and Qualification; Subsidiaries), Section 4.3(a) (Capital Structure) (except for the first two sentences), Section 4.4 (Authority), Section 4.19 (Opinion of Financial Advisor), Section 4.20 (Takeover Statutes), Section 4.21 (Vote Required), Section 4.22 (Brokers), and Section 4.23 (Investment Company Act) shall be true and correct in all material respects as of the date of this Agreement and as of the Company Merger Effective Time, as though made as of the Company Merger Effective Time, (ii) the representations and warranties set forth in the first two sentences of Section 4.3(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Company Merger Effective Time, as though made as of the Company Merger Effective Time, and (iii) each of the other representations and warranties of the Company and Merger Partnership contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Company Merger Effective Time, as though made as of the Company Merger Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Company Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Agreements and Covenants. Each of the Company and Merger Partnership shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Company Merger Effective Time.

(c) Officer’s Certificate. The Company and Merger Partnership shall have delivered to Parent a certificate, dated as of the Closing Date and signed by a senior officer on behalf of the Company and Merger Partnership, certifying to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(e) Excluded Asset Transactions. The Excluded Asset Closings shall have occurred.

(f) Required Consents. The Company shall have delivered to Parent evidence reasonably satisfactory to Parent that the Company has obtained the Required Consents.

(g) Amended and Restated Property Management Agreements. Each of the property management agreements set forth in Section 4.16(l) of the Company Disclosure Letter shall have been amended and restated in substantially the form of the Amended and Restated Property Management Agreement attached hereto as Exhibit A.

(h) Sub-Property Management Agreements. Extra Space Management, Inc. shall have entered into Sub-Property Management Agreements, substantially in the form attached hereto as Exhibit B, with respect to each Amended and Restated Property Management Agreement entered into pursuant to Section 7.2(g).

(i) Letter Agreements. Extra Space Management, Inc. shall have entered into (i) letter agreements, substantially in the form attached hereto as Exhibit C-1, with each of SS Growth Property Management, LLC and Strategic Storage Property Management II, LLC, and (ii) letter agreements, substantially in the form attached hereto as Exhibit C-2, with each of SS Growth Property Management, LLC, SS Growth Operating Partnership L.P., Strategic Storage Property Management II, LLC and Strategic Storage Operating Partnership II, L.P.

(j) REIT Opinion. Parent shall have received a written opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz PC, dated as of the Closing Date substantially in the form attached hereto as Exhibit D, to the effect that, commencing with the Company’s taxable year that ended on December 31, 2008, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled the Company to meet, through the Company Merger Effective Time, the requirements for qualification and taxation as a REIT under the Code (which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate, in form and substance reasonably satisfactory to Parent, executed by an officer of the Company and Merger Partnership).

(k) Non-Solicitation Agreement. Parent and each of the identified members of Company management shall have entered into a Non-Solicitation Agreement, substantially in the form attached hereto as Exhibit E.

Section 7.3 Conditions to the Obligations of the Company and Merger Partnership. The obligations of the Company and Merger Partnership to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company, at or prior to the Company Merger Effective Time, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 5.1 (Organization and Qualification; Subsidiaries), Section 5.2 (Authority), Section 5.5 (Sufficient Funds) and Section 5.6 (Brokers) shall be true and correct in all material respects as of the date of this Agreement and as of the Company Merger Effective Time, as though made as of the Company Merger Effective Time, and (ii) each of the other representations and warranties of Parent, Merger Sub I, Merger Sub II and the Partnership contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Company Merger Effective Time, as though made as of the Company Merger Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Agreements and Covenants. Each of Parent, Merger Sub I, Merger Sub II and the Partnership shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Company Merger Effective Time.

(c) Officer’s Certificate. Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by a senior officer on behalf of Parent, certifying to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Section 7.4 Frustration of Closing Conditions. No party may rely, either as a basis for not consummating the Mergers or the other transactions contemplated hereby or terminating this Agreement and abandoning the Mergers, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of any provision of this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Company Merger Effective Time, whether before or after receipt of the Company Stockholder Approval (except as otherwise expressly noted), as follows:

(a) by mutual written agreement of each of Parent and the Company; or

(b) by either Parent or the Company, if:

(i) the Company Merger Effective Time shall not have occurred on or before March 31, 2016 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if the failure of such party to perform any of its obligations under this Agreement has been a principal cause of, or resulted in, the failure of the Mergers to be consummated on or before such date; or

(ii) any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Order was primarily due to the failure of such party to perform any of its obligations under this Agreement; or

(iii) the Company Stockholder Approval shall not have been obtained at a duly held Company Stockholders Meeting (including any adjournment or postponement thereof) at which this Agreement and the transactions contemplated hereby have been voted upon; provided that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to the Company if the failure to obtain such Company Stockholder Approval was primarily due to the Company’s failure to perform any of its obligations under this Agreement; or

(c) by the Company, if

(i) Parent shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would, or would reasonably be expected to, result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (y) cannot be cured on or before the Outside Date or, if curable, is not cured by Parent within twenty (20) days of receipt by Parent of written notice of such breach or failure; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if the Company is then in breach of any of its respective representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in either Section 7.2(a) or Section 7.2(b) would not be satisfied; or

(ii) by written notice from the Company to Parent prior to obtaining the Company Stockholder Approval, upon the occurrence of an Intervening Event, or if the Company Board has approved, and concurrently with the termination hereunder, the Company enters into, a definitive agreement providing for the implementation of a Superior Proposal; but only if the Company is not then in material breach of Section 6.5; provided that such termination shall not be effective unless and until the Company has paid the Termination Fee in accordance with Section 8.3; or

(d) by Parent, if:

(i) the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would, or would reasonably be expected to, result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (y) cannot be cured on or before the Outside Date or, if curable, is not cured by the Company within twenty (20) days of receipt by the Company of written notice of such breach or failure; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Parent is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in either Section 7.3(a) or Section 7.3(b) would not be satisfied; or

(ii) prior to the receipt of Company Stockholder Approval, (w) the Company Board shall have effected an Adverse Recommendation Change, (x) the Company shall have materially breached any of its obligations under Section 6.5, (y) the Company shall have failed to include in the Proxy Statement the recommendation of the Company Board in favor of approval of the Company Merger, or (z) the Company enters into an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.5); provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(ii) if Parent or a Parent Subsidiary shall have materially breached its obligations under this Agreement and such breach shall not have been substantially cured by Parent at the time of the Adverse Recommendation Change, the material breach of the Company’s obligations under Section 6.5, the failure to include in the Proxy Statement the recommendation of the Company Board in favor of approval of the Company Merger, or the entry into an Alternative Acquisition Agreement (as applicable).

Section 8.2 Effect of Termination. In the event that this Agreement is terminated and the Mergers and the other transactions contemplated by this Agreement are abandoned pursuant to Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and this Agreement shall forthwith become null and void and of no further force or effect whatsoever without liability on the part of any party hereto (or any of the Company Subsidiaries, Parent Subsidiaries or any of the Company’s or Parent’s respective Representatives), and all rights and obligations of any party hereto shall cease; provided, however, that, notwithstanding anything in the foregoing to the contrary (a) no such termination shall relieve any party hereto of any liability or damages resulting from or arising out of any willful or intentional breach of this Agreement; and (b) the Confidentiality Agreement, this Section 8.2, Section 8.3, Section 8.6, Article IX and the definitions of all defined terms appearing in such sections shall survive any termination of this Agreement pursuant to Section 8.1. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Authority or other Person to which they were made.

Section 8.3 Termination Fee.

(a) If, but only if, this Agreement is terminated:

(i) by either the Company or Parent pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) or by Parent pursuant to Section 8.1(d)(i) and the Company (x) receives or has received a Company Acquisition Proposal after the date of this Agreement, which proposal has been publicly announced (and in the case of a termination pursuant to Section 8.1(b)(iii), such Company Acquisition Proposal shall not have been publicly withdrawn prior to the Company Stockholders Meeting) and (y) within twelve (12) months of the termination of this Agreement, consummates a transaction regarding, or executes a definitive agreement which is later consummated with respect to, a Company Acquisition Proposal, then the Company shall pay, or cause to be paid, to Parent a fee equal to $38,000,000 (the “Termination Fee”) by wire transfer of same day funds to an account designated by Parent, no later than two (2) Business Days after the earlier of entering into a definitive agreement with respect to a Company Acquisition Proposal and the consummation of such Company Acquisition Proposal; provided, however, that for purposes of this Section 8.3(a)(i), the references to “twenty percent (20%)” in the definition of Company Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”;

(ii) by either the Company or Parent pursuant to Section 8.1(b)(iii), the Company shall pay, or cause to be paid, to Parent the aggregate amount of all Expenses incurred by Parent, Merger Sub I, Merger Sub II, the Partnership and their respective Affiliates in connection with this Agreement and the transactions contemplated hereby, provided that such amount shall not exceed $3,000,000 (the “Expense Amount”), by wire transfer of same day funds to an account designated by Parent within two (2) Business Days of such termination; or

(iii) by the Company pursuant to Section 8.1(c)(ii) or Parent pursuant to Section 8.1(d)(ii), then the Company shall pay, or cause to be paid, to Parent the Termination Fee by wire transfer of same day funds to an account designated by Parent within two (2) Business Days of such termination.

(b) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that:

(i) under no circumstance shall the Company be required to pay both the Termination Fee and the Expense Amount, or be required to pay the Termination Fee or the Expense Amount, as applicable, on more than one occasion; and

(ii) the Company shall not be required to pay under any circumstance any amount in excess of the Termination Fee or the Expense Amount, as applicable, subject to the provisions of Section 8.2 and Section 8.3(c).

(c) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) the Termination Payment is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Parent in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 8.3 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the payment of any amount set forth in this Section 8.3, the Company shall pay Parent its Expenses in connection with such suit, together with interest on such amount at the annual rate of five percent (5%) for the period from the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

(d) (i) If the Company is required to pay to Parent a Termination Payment, such Termination Payment shall be paid into escrow on the date such payment is required to be paid by the Company pursuant to this Agreement by wire transfer of immediately available funds to an escrow account designated in accordance with this Section 8.3(d). In the event that the Company is obligated to pay to Parent the Termination Payment, the amount payable to Parent in any tax year of Parent shall not exceed the lesser of (i) the Termination Payment and (ii) the sum of (A) the maximum amount that can be paid to Parent without causing Parent to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and Parent has $2,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income) (the “Maximum Amount”), in each case, as determined by Parent’s independent accountants, plus (B) in the event Parent receives either (x) a letter from Parent’s counsel indicating that Parent has received a ruling from the IRS as described below in this Section 8.3(d) or (y) an opinion from Parent’s outside counsel as described below in this Section 8.3(d), an amount equal to the excess of the Termination Payment less the amount payable under clause (A) above.

(ii) To secure the Company’s obligation to pay these amounts, the Company shall deposit into escrow an amount in cash equal to the Termination Payment with an escrow agent selected by Parent on such terms (subject to this Section 8.3(d)) as shall be mutually agreed upon by the Company, Parent and the escrow agent. The payment or deposit into escrow of the Termination Payment pursuant to this Section 8.3(d) shall be made at the time the Company is obligated to pay to Parent such amount pursuant to Section 8.3 by wire transfer. The escrow agreement shall provide that the Termination Payment in escrow or any portion thereof shall not be released to Parent unless the escrow agent receives any one or combination of the following: (i) a letter from Parent’s independent accountants indicating the Maximum Amount, in which case the escrow agent shall release such amount to Parent, or (ii) a letter from Parent’s counsel indicating that (A) Parent received a ruling from the IRS holding that the receipt by Parent of the Termination Payment should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (B) Parent’s outside counsel has rendered a legal opinion to the effect that the receipt by Parent of the Termination Payment should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release the remainder of the Termination Payment to Parent. Any amount of the Termination Payment that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 8.3(d); provided that the obligation of the Company to pay the unpaid portion of the Termination Payment shall terminate on the December 31 following the date which is five (5) years from the date of this Agreement.

Section 8.4 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the parties hereto by action taken or authorized by their respective boards of directors (or similar governing body or entity) at any time before or after receipt of the Company Stockholder Approval and prior to the Company Merger Effective Time; provided, however, that after the Company Stockholder Approval has been obtained, there shall not be (a) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Common Stock, or which by applicable Law or in accordance with the rules of any stock exchange requires the further approval of the stockholders of the Company without such further approval of such stockholders, or (b) any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 8.5 Waiver. At any time prior to the Company Merger Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) subject to the proviso of Section 8.4, waive compliance with any agreement or condition contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Merger Partnership, Parent, Merger Sub I, Merger Sub II or the Partnership in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.6 Fees, Costs and Expenses. Except as otherwise provided in this Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such Expenses, whether or not the transactions contemplated by this Agreement are consummated.

Section 8.7 Transfer Taxes. Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar Taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Company Merger Effective Time, the Surviving Company or the Surving Partnership, as applicable, shall pay or cause to be paid all Transfer Taxes.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or any certificate, exhibit, schedule or other writing delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants or agreements shall survive the earlier of: (a) the Company Merger Effective Time, or (b) the termination of this Agreement, except in either event, for those covenants or agreements which by their terms contemplate performance after the Company Merger Effective Time or the termination of this Agreement (including, without limitation, the covenants and agreements in Section 6.10, Section 6.13, Section 6.16, Section 8.2, Section 8.3, Section 8.6, and the provisions of this Article IX). The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.

Section 9.2 Notices. Any notice, request, claim, demand and other communications hereunder shall be sufficient and duly given if in writing and sent (i) by facsimile transmission (providing confirmation of transmission) or e-mail of a pdf attachment (provided that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (Mountain time) shall be deemed to have been received at 9:00 a.m. (Mountain time) on the next Business Day), or (ii) by overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.2):

if to Parent, Merger Sub I, Merger Sub II or the Partnership:

Extra Space Storage Inc.

2795 East Cottonwood Parkway, Suite 400

Salt Lake City, UT 84121

Fax: (801) 365-4876

E-mail: gmcneal@extraspace.com

Attention: Executive Vice President and Chief Legal Officer

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Fax: (858) 523-5450

E-mail: craig.garner@lw.com

Attention: Craig M. Garner, Esq.

if to the Company or Merger Partnership:

SmartStop Self Storage, Inc.

111 Corporate Drive, Suite 120

Ladera Ranch, CA 92694

Fax: (949) 429-6606

E-mail: hms@smartstop.com

Attention: H. Michael Schwartz

with a copy (which shall not constitute notice) to:

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

165 Madison Avenue, Suite 2000

Memphis, TN 38103

Fax: (901) 577-2343

Email: rmattern@bakerdonelson.com

Attention: Richard F. Mattern, Esq.

Section 9.3 Interpretation; Certain Definitions. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to an Article, Section, Appendix or Exhibit, such reference shall be to an Article or Section of, or an Appendix or Exhibit to, this Agreement, unless otherwise indicated. The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other instrument made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws. References to a Person are also to its successors and permitted assigns. All references to “dollars” or “$” refer to currency of the United States of America.

Section 9.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 9.5 Assignment; Delegation. Neither this Agreement nor any rights, interests or obligations hereunder shall be assigned or delegated, in whole or in part, by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto (except to the Surviving Company or the Surviving Partnership).

Section 9.6 Entire Agreement. This Agreement (including the exhibits, schedules, annexes and appendices hereto) constitutes, together with the Confidentiality Agreement, the entire agreement between the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

Section 9.7 No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, except for the provisions of Section 6.10. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.5 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Accordingly, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.8 Specific Performance. The parties hereto agree that irreparable harm, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that one or more parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of a party hereunder to consummate the Mergers and the other transactions contemplated by this Agreement) in accordance with the Agreement’s specified terms or otherwise breach(es) such provisions. Accordingly, the parties acknowledge and agree that the parties, or any of them, shall be entitled to an injunction, specific performance and other equitable relief to prevent and/or remedy a breach of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance, or other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party seeking an injunction or injunctions to prevent a breach or breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with the request for or grant of any such order or injunction.

Section 9.9 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.10 Governing Law. This Agreement and all Actions (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of Parent, Merger Sub I, Merger Sub II, the Partnership, the Company or Merger Partnership in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the laws of the State of Maryland, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland, except that the laws of the State of Delaware (including the provisions of the DLLCA and the DRULPA applicable to the Partnership Merger) will apply to the Partnership Merger.

Section 9.11 Consent to Jurisdiction.

(a) Each of the parties hereto hereby (i) irrevocably submits to and agrees to be subject to the personal jurisdiction of the courts of the State of Maryland and/or the U.S. District Court for the District of Maryland, for the purpose of any Action (whether based in contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof, (ii) irrevocably agrees that all such claims or any such Action may and shall be brought before, and determined by, only a state or federal court sitting in or for the State of Maryland with subject matter jurisdiction over such claim(s) or Action(s), (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iv) agrees that it will not (except for a suit on the judgment as expressly permitted by Section 9.11(c)) bring any claim or Action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the U.S. District Court for the District of Maryland or a Maryland state court.

(b) Each of the parties hereto irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such party and nothing in this Section 9.11 shall affect the right of any party to serve legal process in any other manner permitted by Law.

(c) Each of Parent, Merger Sub I, Merger Sub II, the Partnership, the Company and Merger Partnership agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 9.12 WAIVER OF JURY TRIAL. Each party hereby irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, any right such party may have to a trial by jury in any Action or proceeding, or with respect to any claim or counterclaim (whether based in contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the transactions contemplated hereby, or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof. Each of the parties hereto certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of Action, proceeding or counterclaim, seek to enforce the foregoing waiver, (b) each such party understands and has considered the implications of this waiver, (c) each such party makes this waiver voluntarily, and (d) each such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.12.

Section 9.13 Tax Advice. Neither Parent, Merger Sub I, Merger Sub II, the Partnership or their respective advisors, on the one hand, nor the Company, Merger Partnership or their respective advisors, on the other hand, make any representations or warranties to the other regarding the Tax treatment of the Mergers or any other transaction contemplated hereunder, except as explicitly stated in this Agreement or the documents delivered pursuant to this Agreement, and each of the parties acknowledges that it is relying solely on its own Tax advisors in connection with this Agreement.

[Remainder of page intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF, Parent, Merger Sub I, Merger Sub II, the Partnership, the Company and Merger Partnership have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

EXTRA SPACE STORAGE INC.

By:	/s/ Kenneth M. Wooley
	Name:	Kenneth M. Wooley
	Title:	Executive Chairman

EDGEWATER REIT ACQUISITION (MD) LLC

By:	/s/ David L. Rasmussen
	Name:	David L. Rasmussen
	Title:	Manager

EDGEWATER PARTNERSHIP ACQUISITION (DE) LLC

By:	/s/ David L. Rasmussen
	Name:	David L. Rasmussen
	Title:	Manager

EXTRA SPACE STORAGE LP

BY:	ESS HOLDINGS BUSINESS TRUST I, its sole general partner

By:	/s/ P. Scott Stubbs
	Name:	P. Scott Stubbs
	Title:	Trustee

[Signature Page to Merger Agreement]

SMARTSTOP SELF STORAGE, INC.

By:	/s/ H. Michael Schwartz
	Name:	H. Michael Schwarz
	Title:	Chief Executive Officer and President

SMARTSTOP SELF STORAGE OPERATING PARTNERSHIP, L.P.

By:	/s/ H. Michael Schwartz
	Name:	H. Michael Schwarz
	Title:	Chief Executive Officer and President

[Signature Page to Merger Agreement]

Exhibit A

Form of Amended and Restated Property Management Agreement

Exhibit B

Form of Sub-Property Management Agreement

Exhibit C-1

Form of REIT Platform Letter Agreement

Exhibit C-2

Form of Managed REIT Letter Agreement

Exhibit D

Form of REIT Opinion

Exhibit E

Form of Non-Solicitation Agreement